14005450

2013 ANNUAL REPORT

TERADATA®

TDC
LISTED
NYSE

Company **Information**



Shareholder Information

STOCK LISTING

Allied World's common stock is traded on the New York Stock Exchange under the symbol "AWH." As required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2013.

ANNUAL SHAREHOLDER MEETING

Thursday, May 1, 2014 – 2:00 p.m. (Swiss local time)
Lindenstrasse 8
6340 Baar
Zug, Switzerland

INVESTOR RELATIONS

Sarah Doran
Allied World Assurance Company Holdings, AG
199 Water Street, 25th Floor
New York, NY 10038

+1 (646) 794-0590
sarah.doran@awac.com

The company will furnish, without charge to any shareholder, a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC. A copy of such report may be obtained upon written request to the Corporate Secretary, attention: Wayne H. Datz, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland or via email at secretary@awac.com. Each such request must include a representation that, as of March 5, 2014, the person making the request was a beneficial owner of common shares entitled to vote at the Annual Shareholder Meeting. The Annual Report on Form 10-K, and all of the company's filings with the SEC, can be accessed through our website at www.awac.com under the "SEC Filings" link located in the section entitled "Investor Relations." As permitted by the SEC's rules, the company will not furnish any exhibits to its Annual Report on Form 10-K without charge, but will provide with such report a list of such exhibits and information about its charges for providing them.

Visit the Allied World corporate website at www.awac.com.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

+1 (212) 509-4000
www.continentalstock.com

Directors & Officers

DIRECTORS

Barbara T. Alexander
Senior Advisor
(Retired 2004)
UBS Warburg LLC

Scott A. Carmilani
President, Chief Executive Officer
& Chairman of the Board
Allied World Assurance Company Holdings, AG

James F. Duffy
Chairman & Chief Executive Officer
(Retired 2002)
The St. Paul Reinsurance Group

Bart Friedman
Partner
Cahill Gordon & Reindel LLP
Vice Chairman of the Board
Allied World Assurance Company Holdings, AG

Scott Hunter
Former Partner
(Retired 2002)
Arthur Andersen Bermuda

Patrick de Saint-Aignan
Advisory Director
(Retired 2007)
Morgan Stanley

Eric S. Schwartz
Founder & Chief Executive Officer
76 West Holdings

Samuel J. Weinhoff
Head of Financial Institutions Group
(Retired 2000)
Schroder & Co.

BOARD COMMITTEES

Audit Committee

Barbara T. Alexander *(Co-Chair)*
Scott Hunter *(Co-Chair)*
James F. Duffy
Patrick de Saint-Aignan
Samuel J. Weinhoff

Compensation Committee

Samuel J. Weinhoff *(Chairperson)*
Barbara T. Alexander
James F. Duffy
Bart Friedman
Scott Hunter
Patrick de Saint-Aignan
Eric S. Schwartz

Enterprise Risk Committee

Patrick de Saint-Aignan *(Chairperson)*
Barbara T. Alexander
Scott Hunter
Samuel J. Weinhoff

Executive Committee

Scott A. Carmilani *(Chairperson)*
James F. Duffy
Samuel J. Weinhoff

Investment Committee

Bart Friedman *(Co-Chair)*
Eric S. Schwartz *(Co-Chair)*
Barbara T. Alexander
Scott Hunter
Patrick de Saint-Aignan
Samuel J. Weinhoff

Nominating & Corporate Governance Committee

Bart Friedman *(Chairperson)*
James F. Duffy
Scott Hunter

OFFICERS

Scott A. Carmilani
President, Chief Executive Officer
& Chairman of the Board
Allied World Assurance Company Holdings, AG

John R. Bender
President
Allied World Reinsurance Management Company

Thomas A. Bradley
Executive Vice President
& Chief Financial Officer
Allied World Assurance Company Holdings, AG

Frank N. D'Orazio
President, Bermuda
& International Insurance
Allied World Assurance Company, Ltd

Wesley D. Dupont
Executive Vice President
& General Counsel
Allied World Assurance Company Holdings, AG

John J. Gauthier
Executive Vice President
& Chief Investment Officer
Allied World Assurance Company Holdings, AG
President
Allied World Financial Services, Inc.

Marshall J. Grossack
Executive Vice President & Chief Actuary
Allied World Assurance Company Holdings, AG

Louis P. Iglesias
President, Allied World North America
Allied World Assurance Company (U.S.) Inc.
Allied World National Assurance Company

Julian T. James
President
Allied World Assurance Company (Europe) Limited

John J. McElroy
Chief Operating Officer
Allied World Assurance Company Holdings, AG

Company Offices

HEADQUARTERS

Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

ASIA

Hong Kong:

Allied World Assurance Company, Ltd
Suite 3701-04, 37/F
248 Queens Road East
Wan Chai, Hong Kong

Singapore:

Allied World Assurance Company, Ltd
8 Marina View #35-04/05
Asia Square Tower 1
Singapore 018960

BERMUDA

Allied World Assurance Company, Ltd
27 Richmond Rd
Pembroke HM 08
Bermuda

CANADA

Darwin National Assurance Company
200 King Street West
Suite 1600
Toronto, ON M5H 3T4
Canada

EUROPE

Dublin:

Allied World Assurance Company (Europe) Limited
3rd Floor
Georges Quay Plaza
Georges Quay
Dublin 2
Ireland

London:

Allied World Assurance Company (Europe) Limited
30 St. Mary Axe, 3rd Floor
London EC3A 8BF
England

Switzerland:

Allied World Assurance Company, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

UNITED STATES

Atlanta:

Allied World National Assurance Company
3424 Peachtree Road NE
Suite 550
Atlanta, GA 30326

Boston:

Allied World Assurance Company (U.S.) Inc.
160 Federal Street
6th Floor
Boston, MA 02110

Chicago:

Allied World National Assurance Company
311 South Wacker Drive
Suite 1100
Chicago, IL 60606

Costa Mesa:

Allied World Assurance Company (U.S.) Inc.
600 Anton Boulevard
Suite 1020
Costa Mesa, CA 92626

Dallas:

Allied World National Assurance Company
545 East John Carpenter Freeway
Suite 950
Irving, TX 75062

Farmington:

Allied World National Assurance Company
1690 New Britain Avenue
Suite 101
Farmington, CT 06032

Los Angeles:

Allied World Assurance Company (U.S.) Inc.
550 South Hope Street
Suite 1825
Los Angeles, CA 90071

Miami:

Allied World Reinsurance Management Company
800 Brickell Avenue
Suite 802
Miami, Florida 33131

New York:

Allied World Assurance Company (U.S.) Inc.
199 Water Street
24th Floor
New York, NY 10038

Allied World Reinsurance Management Company
199 Water Street
25th Floor
New York, NY 10038

Philadelphia:

Allied World National Assurance Company
United Plaza
30 South 17th Street
Suite 810
Philadelphia, PA 19102

San Francisco:

Allied World Assurance Company (U.S.) Inc.
100 Pine Street
Suite 2100
San Francisco, CA 94111



ALLIED WORLD

Allied World Assurance Company Holdings, AG
Lindenstrasse 8 | 6340 Baar | Zug | Switzerland
awac.com

2013 FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report.

BUSINESS OVERVIEW

Teradata is a leading provider of analytic data platforms, marketing and analytic applications, and consulting services. Our analytic data platforms are comprised of software, hardware, and related business consulting and support services — for data warehousing, active intelligence, big data analytics, and data discovery. Through our Teradata Unified Data Architecture (a comprehensive enterprise approach that integrates our analytic data platforms and multiple technologies, including third-party provided products, into a cohesive data architecture), we help customers access and manage data and extract ever greater business value and insight from their data. Our applications are designed to leverage data to: improve organizations' effectiveness in marketing to their customers, determine customer and product profitability, forecast consumer demand, and discover new insights. Our consulting services help customers maximize use and leverage the value of their analytic data and marketing investments. Our services include a broad range of offerings including consulting, cloud (software as a service), hosting, platform management, and related installation services (collectively, "consulting services") and support services.

Our analytic data platforms are designed to integrate an organization's departmental and enterprise-wide data — about customers, financials, operations, and more — into a unified and cohesive view of the business. Through active intelligence, we extend the use of traditional data warehousing by integrating advanced analytics into enterprise business processes, allowing companies to combine the analysis of current and historical data so operations personnel can make decisions at the point of contact or service and take action as events occur. Our big data analytic platforms provide data collection and data discovery from ever increasing volumes of diverse, multi-structured data. Our range of analytic applications, the Teradata and Teradata Aster databases, workload-specific platforms, big data analytics and cloud-based solutions, help customers drive more complete and complex analytics to enhance both top- and bottom-line performance and extend their competitive advantage in today's global marketplace. Our marketing applications leverage data to help organizations manage their marketing operations, plan and execute campaigns, and communicate with their customers across all channels. The explosion of data has created opportunities for our customers to significantly improve their effectiveness in marketing to their customers. Our consulting services are an important part of our business, with our consultants offering a combination of proven methodologies, deep industry expertise and years of hands-on experience. In addition, our customer services professionals provide a single source of support services for our analytic data platforms that allow customers to maximize use and leverage the value of their analytic data and marketing investments.

We serve customers across a broad set of industries from around the world, ranging from small departmental and corporate implementations to many of the world's largest analytic data platforms and marketing applications. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors, value-added resellers and distributors. We provide our offerings on-premise or in the cloud (as a service).

Effective January 1, 2013, Teradata combined the management of the Europe, Middle East, Africa, Asia Pacific and Japan regions into a new International region. This larger International region has greater critical mass and leverage of resources for deployment of the Company's integrated marketing management, big data analytics, and data warehouse solutions, and also possesses more knowledge depth for our numerous consulting and support services offers. As a result, Teradata now manages its business in two geographic regions, which are also the Company's operating segments: (1) the Americas region

(North America and Latin America); and (2) the International region (Europe, Middle East, Africa, Asia Pacific and Japan). Management evaluates the performance of its segments based on revenue and segment margin. Corporate-related costs are fully allocated to the segments, but for management reporting purposes assets are not allocated to the segments.

In 2011, Teradata completed its acquisitions of Aprimo, Inc. ("Aprimo"), a global provider of integrated marketing management software solutions, as well as Aster Data Systems, Inc. ("Aster Data"), a market leader in big data analytics, and the management of diverse, multi-structured data. In 2012, Teradata completed the acquisition of eCircle Beteiligungs GmbH ("eCircle"), a leading full-service digital marketing provider in Europe.

2013 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following are the financial highlights for 2013:

- Revenue increased 1% in 2013 from 2012, primarily due to increased services revenue offset by lower product revenue, due to macro-economic conditions in certain geographical territories throughout the world, extended sales cycles and a reduction in large customer orders in the current year.
- Gross margin was 54.7% in 2013, down from 55.9% in 2012, which was largely a result of less favorable revenue mix as services revenue increased while product revenue decreased.
- Operating income was $532 million in 2013, down from $580 million in 2012. The reduction was driven by lower overall gross margins against the prior-year period, as well as an increase in operating expenses, largely due to the addition of more sales territories partially offset by decreased variable incentive based compensation.
- Net income of $377 million in 2013 decreased from $419 million in 2012. Net income per common (diluted) share was $2.27 in 2013 compared to $2.44 in 2012. Net income for 2013 included approximately $35 million in after-tax impacts of acquisition-related purchase accounting adjustments, transaction, integration and reorganization expenses, and amortization of acquired intangible assets, compared to $41 million of such costs and expenses, in 2012. Additionally, 2013 net income included a $14 million after-tax net loss on equity investments.

STRATEGY OVERVIEW

Teradata helps companies achieve competitive advantage and win in their markets by empowering them to become "data-driven businesses" capable of exploiting data for insight and value. With Teradata, companies can become more competitive by leveraging data insights to reduce costs, improve business processes, enhance customer relationships, and drive innovation. Companies can also engage in better data-driven marketing through Teradata's industry-leading analytic data platforms, marketing applications and proven consulting experience and expertise.

Teradata's strategy focuses on three large and growing markets: data warehousing, big data analytics, and marketing applications. We continue to focus on the following key initiatives to broaden our position in the market and take advantage of these market opportunities.

- Invest to expand our leading Unified Data Architecture, data warehouse software and platform family, big data discovery platforms, Hadoop-based data management platforms, and marketing applications to address multiple market segments through internal development and targeted strategic acquisitions;
- Deliver our solutions via the cloud (as a service) or on premise with offerings that support applications as a service, data warehousing as a service, as well as discovery analytics as a service and data management as a service;
- Invest in partnerships to increase the number of solutions available on Teradata platforms, maximize customer value, and increase our market coverage, and
- Continue to seek opportunities to strengthen our sales resources (*e.g.*, by opportunistically hiring incremental sales account executives as well as technology and industry consultants, and sales support resources).

FUTURE TRENDS

We believe that demand for our analytic data platforms will continue to increase due to the continued growth of data volumes and types of data, the scale and complexity of business requirements, and the growing use of new data elements and more analytics over time. The adoption by customers of a broader set of analytics including predictive analytics, path analysis, network analysis/graph, and many others is driving more applications, usage and capacity. This increased breadth of analytics also drives the need for an overall architecture to manage an increasingly complex analytics environment. As a result, we expect that Teradata's leadership in analytic data platforms and Unified Data Architecture positions us well for future growth. In addition, we believe that our strong competitive position in integrated marketing management, including our marketing operations, campaign management and digital messaging offerings, will contribute to our growth and be increasingly synergistic with the Company's big data analytics business as companies gain competitive advantage through data-driven marketing with their customers.

This growth, however, is not expected to be without its challenges from general economic conditions, competitive pressures, alternative technologies and other risks and uncertainties.

As a portion of the Company's operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, the Company is exposed to fluctuations in foreign currency exchange rates. In 2014, Teradata is expecting approximately one percentage point of adverse impact from currency translation on our reported revenue growth rate and a corresponding currency impact on operating income, based on currency rates as of February 7, 2014.

Since mid-2012, Teradata has seen a change in customers' buying patterns, particularly in the U.S. market, with respect to large capital investments and related services due to a more budget-conscious environment in which such purchases are delayed, deferred or modified. While we believe that these macro-economic challenges, and the resulting effect on customer purchases, are likely to continue in 2014, customers continue to have a strategic focus and pent up need for analytics business intelligence and management of their growing data volumes. As described above, we believe that Teradata's leading product and service offerings position us well to take advantage of market opportunities as economic conditions improve and companies expand their investments in these mission-critical analytical technologies.

Although we did not experience significant changes for the year ended December 31, 2013 due to competitive and/or pricing trends for our analytic data platforms, there is some risk that pricing and competitive pressures on our solutions could occur in the future, particularly to the extent that cost becomes a top priority in companies and lower cost alternatives are more seriously and frequently considered. However, such alternatives generally do not enable companies to perform mission-critical, complex business analytic workloads or provide a Unified Data Architecture to address mission-critical analytics, discovery analytics, and data management such as those enabled by Teradata's offerings. We believe that analytics will remain a high priority for companies and will continue to drive growth for Teradata's leading solutions. Moreover, we will continue to be committed to new product development and achieving a responsive yield from our research and development spending and resources, which are intended to drive future demand.

RESULTS FROM OPERATIONS FOR THE YEARS ENDED DECEMBER 31:

	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue
In millions						
Product revenue	**$1,230**	**45.7%**	$1,297	48.7%	$1,122	47.5%
Service revenue	**1,462**	**54.3%**	1,368	51.3%	1,240	52.5%
Total revenue	**2,692**	**100%**	2,665	100%	2,362	100%
Gross margin						
Product gross margin	**797**	**64.8%**	881	67.9%	741	66.0%
Service gross margin	**676**	**46.2%**	610	44.6%	552	44.5%
Total gross margin	**1,473**	**54.7%**	1,491	55.9%	1,293	54.7%
Operating expenses						
Selling, general and administrative expenses	**757**	**28.1%**	728	27.3%	663	28.1%
Research and development expenses	**184**	**6.8%**	183	6.9%	174	7.4%
Total operating expenses	**941**	**35.0%**	911	34.2%	837	35.4%
Operating income	**$ 532**	**19.8%**	$ 580	21.8%	$ 456	19.3%

Revenue

Total revenue increased 1% in 2013 compared to 2012. The revenue increase included a 1% adverse impact from foreign currency fluctuations. Product revenue decreased 5% in 2013 from 2012, due primarily to macro-economic conditions in certain geographical territories throughout the world, extended sales cycles and a reduction in large customer orders. Additionally, service revenue in 2013 increased 7% from 2012, with an underlying 9% increase in maintenance services revenue, as compared to 2012. Consulting services revenue increased 5% in 2013 compared to 2012.

In 2012, Teradata revenue increased 13% from 2011. The revenue increase included a negative 2% impact from foreign currency fluctuations, and approximately 1% increase from acquisitions. Product revenue increased 16% in 2012 from 2011, led by growth in the Americas region. Service revenue increased 10% in 2012 from 2011, driven primarily by increases in consulting services revenue in the International region, which included revenue from the eCircle acquisition. Overall, consulting revenue increased 12% in 2012 from 2011, and maintenance services revenue increased 9% during the same period.

Gross Margin

Gross margin was 54.7% in 2013 down from 55.9% in 2012, as a result of a shift in the product mix. Product gross margin decreased to 64.8% in 2013, compared to 67.9% 2012, primarily the result of lower product revenue volume, product mix, and higher capitalized software amortization. Service gross margin increased to 46.2% in 2013 compared to 44.6% in 2012, driven by higher maintenance revenues and improved consulting margins.

In 2012, gross margin was 55.9% up from 54.7% in 2011, driven primarily by improved product margins in the Americas region, as well as the increased proportion of product revenue (as compared to services revenue). Product gross margin increased to 67.9% in 2012 from 66.0% in 2011. The improved product margins were driven primarily by improved product revenue mix, as well as $13 million less in acquisition-related costs. These improvements were offset in part by $4 million in additional amortization of capitalized software development costs. Services gross margin was roughly unchanged, at 44.6% in 2012 compared to 44.5% in 2011.

Operating Expenses

Total operating expenses, including Selling, General and Administrative ("SG&A") and Research and Development ("R&D") expenses, totaled $941 million in 2013 compared to $911 million in 2012. SG&A increased by $29 million, and was primarily driven by higher selling expense, resulting from our strategic initiative to add sales territories and related headcount, which was offset in part by lower variable incentive based compensation expense. R&D expenses increased $1 million and included $3 million less in capitalization of software development costs, which were offset by lower variable incentive based compensation expense.

In 2012, total operating expenses including SG&A and R&D expenses, totaled $911 million compared to $837 million in 2011. The $65 million increase in SG&A expenses was driven by higher selling expense, due primarily to our strategic initiative to add sales headcount, in addition to the impact of additional headcount and infrastructure brought on by the acquisition of eCircle. The $9 million increase in R&D expenses was primarily due to higher engineering headcount expenses, including new engineering headcount from the acquisition of eCircle. These increases were offset in part by $12 million more in capitalization of software development cost as compared to the prior-year period, as well as lower incentive-based compensation expenses.

Other (Expense) Income, net

Other expense was $24 million in 2013 compared to $2 million in 2012. The increase in other expense is due to a $22 million net loss on equity investments in 2013 arising from an impairment of carrying value, partially offset by a gain on sale.

In 2012, other expense was $2 million compared to $25 million of other income in 2011. Other income in 2011 resulted primarily from $28 million in gains on the sales of equity investments.

Income Taxes

The effective income tax rate was 25.8%, 27.5% and 26.6% for the years ended December 31, 2013, 2012 and 2011, respectively. The tax rate for 2013 included a $4 million discrete tax benefit for the 2012 U.S. Federal Research and Development Tax Credit (the "R&D tax credit"), that was recognized in January of 2013 when the tax credit was retroactively reinstated. Due to a change in tax law enacted in the state of California in the fourth quarter of 2012, the Company established a valuation allowance to partially offset its California Research & Development tax credit carryforward deferred tax asset, as the Company expects to continue to generate excess California Research & Development tax credits into the foreseeable future. However, the discrete tax impact of establishing the valuation allowance was fully offset with a favorable discrete tax impact resulting from a decrease in the Company's effective state tax rate resulting from the California change in tax law, resulting in no material net impact to the Company's overall effective tax rate for the fourth quarter and full year ended December 31, 2012. The effective tax rate for 2011 was impacted by a $4 million discrete tax benefit related to the book gain recorded on the Company's previous equity investment in Aster Data, which was reflected as a permanent non-taxable item in the second quarter of 2011.

We currently estimate our full-year effective tax rate for 2014 to be approximately 26.5%. This estimate takes into consideration, among other things, the forecasted earnings mix by jurisdiction for 2014, and assumes that the R&D tax credit, which expired as of December 31, 2013, will be retroactively reinstated sometime during 2014. If the credit is not reinstated during 2014, we estimate our effective tax rate will be negatively impacted by approximately 60 basis points. The provision for income taxes is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure. For additional information, see "Note 4—Income Taxes" in the Notes to Consolidated Financial Statements elsewhere in this Annual Report.

Revenue and Gross Margin by Operating Segment

Teradata manages its business in two geographic regions, which are also the Company's operating segments: the Americas and International regions. Teradata believes this format is useful to investors because it allows analysis and comparability of operating trends by operating segment. It also includes the same information that is used by Teradata management to make decisions regarding the segments and to assess our financial performance. The discussion of our segment results describes the changes in results as compared to the prior-year period.

The following table presents revenue and operating performance by segment for the years ended December 31:

	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue
In millions						
Revenue						
Americas	$ 1,633	61%	$ 1,619	61%	$ 1,436	61%
International	1,059	39%	1,046	39%	926	39%
Total revenue	$2,692	100%	$2,665	100%	$2,362	100%
Gross margin						
Americas	$ 947	58.0%	$ 967	59.7%	$ 837	58.3%
International	526	49.7%	524	50.1%	456	49.2%
Total gross margin	$ 1,473	54.7%	$ 1,491	55.9%	$ 1,293	54.7%

Americas: Revenue increased $14 million or 1%, in 2013 from 2012, with an underlying 7% increase in services revenue offset in part by a 4% decrease in product revenue. The revenue increase was not materially impacted by foreign currency fluctuations. Gross margins were 58.0% for 2013, down from 59.7% in 2012, as higher maintenance services margins and improved consulting services margins were more than offset by a greater proportion of services revenue (in relation to product revenue), compared to the prior-year period.

In 2012, revenue increased 13% from 2011, led by a 17% increase in product revenue. The revenue increase was not significantly impacted by foreign currency fluctuations. Gross margin increased to 59.7% in 2012, from 58.3% in 2011, driven primarily by improved product margins and the greater proportion of product revenue (versus services revenue), as compared to the prior-year period.

International: Revenue increased $13 million or 1%, in 2013 from 2012, as a 7% increase in services revenue was largely offset by a 7% reduction in product revenue. The increase in services revenue was largely driven by revenue from the acquisition of eCircle. The revenue increase includes a 3% adverse impact from foreign currency fluctuations. Gross margins decreased slightly to 49.7% in 2013, down from 50.1% in 2012, as improved consulting services and maintenance services margins were more than offset by a greater proportion of services (in relation to product revenue), compared to the prior-year period.

In 2012, revenue increased 13% from 2011, led by an 18% increase in consulting services revenue. The increase in consulting revenue was largely driven by revenue from the acquisition of eCircle, which was completed in 2012. The revenue increase included a negative 5% impact from foreign currency fluctuations. Gross margin increased to 50.1% in 2012, from 49.2% in 2011, driven by improvements in both product and services margins, offset in part by a greater proportion of consulting services revenue (compared to product revenue), as compared to the prior-year period.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Teradata ended 2013 with $695 million in cash and cash equivalents, a $34 million decrease from the December 31, 2012 balance, after using approximately $382 million for repurchases of Company common stock, and approximately $36 million for acquisitions and investment activities which were completed during the year. Cash provided by operating activities decreased by $65 million to $510 million in 2013. The decrease in cash provided by operating activities was primarily due to lower net income and timing of working capital transactions.

Teradata's management uses a non-GAAP measure called "free cash flow," which is not a measure defined under accounting principles generally accepted in the United States of America ("GAAP"). We define free cash flow as net cash provided by operating activities less capital expenditures for property and equipment, and additions to capitalized software, as one measure of assessing the financial performance of the Company, and this may differ from the definition used by other companies. The components that are used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe that free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions and repurchase of Teradata common stock. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

The table below shows net cash provided by operating activities and capital expenditures for the following periods:

In millions	**2013**	2012	2011
Net income	**$377**	$419	$353
Net cash provided by operating activities	**$510**	$575	$513
Less:			
Expenditures for property and equipment	**(60)**	(67)	(42)
Additions to capitalized software	**(78)**	(81)	(68)
Free cash flow	**$372**	$427	$403

Financing activities and certain other investing activities are not included in our calculation of free cash flow. In 2013, these other investing activities primarily consisted of immaterial business acquisitions and investment activities that were closed during the year. Other investing activities in 2012 primarily consisted of Teradata's acquisition of eCircle, as well as other smaller investment activities. Other investing activities in 2011 primarily consisted of Teradata's acquisitions of Aprimo and Aster Data as discussed further below.

Teradata's financing activities for the years ended December 31, 2013 and 2012 primarily consisted of cash outflows for share repurchases. Teradata's financing activities for the year ended December 31, 2011 primarily consisted of $300 million in proceeds from a new 5 year term loan, as discussed below, as well as repurchases of the Company's common stock. The Company purchased 7.8 million shares of its common stock at an average price per share of $48.53 in 2013, 4.5 million shares at an average price per share of $62.53 in 2012 and 2.5 million shares at an average price per share of $50.78 in 2011. Share repurchases were made under two share repurchase programs initially authorized by our Board of Directors in 2008. The first program (the "dilution offset program") authorizes the Company to repurchase Teradata common stock to the extent of cash received from the exercise of stock options and the Teradata Employee Stock Purchase Plan ("ESPP") to offset dilution from shares issued pursuant to these plans. On February 6, 2012, the board approved a new $300 million share repurchase authorization to replace a prior $300 million authorization under the Company's second share repurchase program (the "general share repurchase program") that was to expire on February 10, 2012. On December 10, 2012, Teradata announced that the board approved an additional $300 million increase in the share repurchase authorization under the Company's general share repurchase program. On October 14, 2013, the board approved an additional $300 million increase in the share repurchase authorization. As of December 31, 2013, the Company had $323 million of authorization remaining under the general share repurchase program to repurchase outstanding shares of Teradata common stock. Share repurchases made by the Company are reported on a trade date basis. Our share repurchase activity depends on factors such as our working capital needs, our cash requirements for capital investments, our stock price, and economic and market conditions. Proceeds from the ESPP and the exercise of stock options were $28 million in 2013, $55 million in 2012 and $25 million in 2011. These proceeds are included in Other Financing Activities, Net in the Consolidated Statements of Cash Flows.

Our total cash and cash equivalents held outside the United States in various foreign subsidiaries was $615 million as of December 31, 2013 and $497 million as of December 31, 2012. The remaining balance held in the United States was $80 million as of December 31, 2013 and $232 million as of December 31, 2012. Under current tax laws and regulations, if cash and cash equivalents held outside the United States are distributed to the United States in the form of dividends or otherwise, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and potential foreign withholding taxes. As of December 31, 2013, we have not provided for the U.S. federal tax liability on approximately $1 billion of foreign earnings that are considered permanently reinvested outside of the United States.

In June 2012, Teradata entered into a new five-year revolving credit agreement (the "Credit Facility"), under which the Company may borrow up to $300 million. The Credit Facility replaces a similar revolving credit agreement in the same maximum principal amount entered into by Teradata in 2007. The new Credit Facility expires on June 15, 2017, at which point any remaining outstanding borrowings would be due for repayment unless extended by agreement of the parties for up to two additional one-year periods. The interest rate charged on borrowings pursuant to the Credit Facility can vary depending on the interest rate option the Company chooses to utilize and the Company's leverage ratio at the time of the borrowing. In the near term, Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). If the facility had been fully drawn at December 31, 2013, the spread over the LIBOR would have been 98 basis points (for an interest rate of 1.324%, assuming a 6 month borrowing term) given Teradata's leverage ratio at that date. The Credit Facility is unsecured and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such facilities. As of December 31, 2013, the Company had no outstanding borrowings from the Credit Facility, and was in compliance with all covenants.

In January 2011, Teradata in connection with the acquisition of Aprimo, funded part of purchase price of this all-cash acquisition by drawing down the full $300 million borrowing capacity from the Company's prior credit facility. The $300 million in credit facility borrowings were repaid in full during the second quarter of 2011.

In April 2011, Teradata in connection with the acquisition of Aster Data, entered into a new $300 million five-year, unsecured term loan, and used a portion of these funds to finance the Aster Data acquisition. The outstanding principal amount of the term loan agreement bears interest at a floating rate based upon a negotiated base rate or a Eurodollar rate plus in each case a margin based on the leverage ratio of the Company. As of December 31, 2013, the term loan principal outstanding was $274 million, and carried an interest rate of 1.1875%.

Management believes current cash, Company cash flows from operations and its $300 million Credit Facility will be sufficient to satisfy future working capital, research and development activities, capital expenditures, pension contributions, and other financing requirements for at least the next twelve months. The Company principally holds its cash and cash equivalents in bank deposits and highly-rated money market funds.

The Company's ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors. If the Company is unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of the credit facility and term loan agreement, the Company may be required to seek additional financing alternatives.

Contractual and Other Commercial Commitments. In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table and discussion outlines our material obligations at December 31, 2013, with projected cash payments in the periods shown:

In millions	Total Amounts	2014	2015-2016	2017-2018	2019 and Thereafter
Principal payments on long-term debt	$274	$26	$248	$ –	$–
Interest payments on long-term debt	7	3	4	–	–
Lease obligations	81	22	33	18	8
Purchase obligations	9	5	4	–	–
Total debt, lease and purchase obligations	$371	$56	$289	$18	$8

Our principal payments on long-term debt represent the expected cash payments on our $300 million term loan and do not include any fair value adjustments or discounts and premiums. Our interest payments on long-term debt represent the estimated cash interest payments based on the prevailing interest rate on our $300 million term loan as of December 31, 2013. Our lease obligations in the above table include Company facilities in various domestic and international locations. Purchase obligations are committed purchase orders and other contractual commitments for goods and services, and include contractual payments in relation to service agreements with various vendors for ongoing telecommunications, and other services.

Additionally, the Company has $34 million in total uncertain tax positions recorded as noncurrent liabilities on its balance sheet as of December 31, 2013. These items are not included in the table of obligations shown above. The settlement period for these income tax liabilities cannot be reasonably estimated as the timing and the amount of the payments, if any, will depend on possible future tax examinations with the various tax authorities; however, it is not expected that any payments will be due within the next 12 months.

We also have product warranties and guarantees to third parties, as well as postemployment and international pension obligations that may affect future cash flow. These items are not included in the table of obligations shown above. Product warranties and third-party guarantees are described in detail in "Note 8—Commitments and Contingencies" in the Notes to Consolidated Financial Statements. Postemployment and pension obligations are described in detail in "Note 6—Employee Benefit Plans" in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management periodically reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Teradata's senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of Teradata's Board of Directors. For additional information regarding our accounting policies and other disclosures required by GAAP, see "Note 1—Description of Business, Basis of Presentation and Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition

Teradata's solution offerings typically include software, software subscriptions (unspecified when-and-if-available upgrades), hardware, maintenance support services, and other consulting, implementation and installation-related ("consulting") services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when:

- Persuasive evidence of an arrangement exists
- The products or services have been delivered to the customer
- The sales price is fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The Company assesses whether fees are fixed or determinable at the time of sale. Standard payment terms may vary based on the country in which the agreement is executed, but are generally between 30 and 90 days. Payments that are due within six months are generally deemed to be fixed or determinable based on a successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When Teradata determines that the contract fee to a reseller is not fixed or determinable, that transaction is deferred and recognized upon sell-through to the end customer.

The Company's deliverables often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware once title and risk of loss have been transferred. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other consulting, implementation and installation services is recognized as services are provided. In certain instances, acceptance of the product or service is specified by the customer. In such cases, revenue is deferred until the acceptance criteria have been met. Delivery and acceptance generally occur in the same reporting period. The Company's arrangements generally do not include any customer negotiated provisions for cancellation, termination or refunds that would significantly impact recognized revenue.

The Company evaluates all deliverables in an arrangement to determine whether they represent separate units of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value, and if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. Most of the Company's products and services qualify as separate units of accounting and are recognized upon meeting the criteria as described above.

For multiple deliverable arrangements that contain non-software related deliverables, the Company allocates revenue to each deliverable based upon the relative selling price hierarchy and if software and software-related deliverables are also included in the arrangement, to those deliverables as a group based on the best estimate of selling price ("BESP") for the group. The selling price for a deliverable is based on its vendor-specific objective evidence of selling price ("VSOE") if available, third-party evidence of selling price ("TPE") if VSOE is not available, or BESP if neither VSOE nor TPE is available. The Company then recognizes revenue when the remaining revenue recognition criteria are met for each deliverable. For the software group or arrangements that contain only software and software-related deliverables, the revenue is allocated utilizing the residual or fair value method. Under the residual method, the VSOE of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the software arrangement fee is allocated to the delivered elements and is recognized as revenue. The fair value method is similar to the relative selling price method used for non-software deliverables except that the allocation of each deliverable is based on VSOE. For software groups or arrangements that contain only software and software-related deliverables in which VSOE does not exist for each deliverable (fair value method) or does not exist for each undelivered element (residual method), revenue for the entire software arrangement or group is deferred and not recognized until delivery of all elements without VSOE has occurred, unless the only undelivered element is postcontract customer support ("PCS") in which case the entire software arrangement or group is recognized ratably over the PCS period.

Teradata's analytic database software and hardware products are sold and delivered together in the form of a "Node" of capacity as an integrated technology solution. Because both the analytic database software and hardware platform are necessary to deliver the analytic data platform's essential functionality, the database software and hardware (Node) are excluded from the software rules and considered a non-software related deliverable. Teradata software applications and related support are considered software-related deliverables. Additionally, the amount of revenue allocated to the delivered items utilizing the relative selling price or fair value method is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

VSOE is based upon the normal pricing and discounting practices for those products and services when sold separately. Teradata uses the stated renewal rate approach in establishing VSOE for maintenance and subscriptions (collectively referred to as PCS). Under this approach, the Company assesses whether the contractually stated renewal rates are substantive and consistent with the Company's normal pricing practices. Renewal rates greater than the lower level of our targeted pricing ranges are considered to be substantive and, therefore, meet the requirements to support VSOE. In instances where there is not a substantive renewal rate in the arrangement, the Company allocates revenue based upon BESP, using the minimum established pricing targets as supported by the renewal rates for similar customers utilizing the bell-curve method. Teradata also offers consulting and installation-related services to its customers, which are considered non-software deliverables if they relate to the nodes. These services are rarely considered essential to the functionality of the data warehouse solution deliverable and there is never software customization of the proprietary database software. VSOE for consulting services is based on the hourly rates for standalone consulting services projects by geographic region and are indicative of the Company's customary pricing practices. Pricing in each market is structured to obtain a reasonable margin based on input costs.

In nearly all multiple-deliverable arrangements, the Company is unable to establish VSOE for all deliverables in the arrangement. This is due to infrequently selling each deliverable separately (such is the case with our nodes), not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, attempts are made to establish TPE of the selling price for each deliverable. TPE is determined based on competitor prices for similar deliverables when sold separately. However, Teradata's offerings contain significant differentiation such that the comparable pricing of products with similar functionality cannot typically be obtained. This is because Teradata's products contain a significant amount of proprietary technology and its solutions offer substantially different features and functionality than other available products. As Teradata's products are significantly different from those of its competitors, the Company is unable to establish TPE for the vast majority of its products.

When the Company is unable to establish selling prices using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a standalone basis. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, product life cycles, competitive landscape, internal costs, gross margin objectives, purchase volumes and pricing practices.

The primary consideration in developing BESP for the Company's nodes is the bell-curve method based on historical transactions. The BESP analysis is at the geography level in order to align it with the way in which the Company goes to market and establishes pricing for its products. The Company has established discount ranges off of published list prices for different geographies based on strategy and maturity of Teradata's presence in the respective geography. There are distinctions in each geography and product group which support the use of geographies and markets for the determination of BESP. For example, the Company's U.S. market is relatively mature and most of the large transactions are captured in this market, whereas the International markets are less mature with generally smaller deal size. Additionally, the prices and margins for the Company's products vary by geography and by product class. BESP is analyzed on a quarterly basis using data from the 4 previous quarters, which the Company believes best reflects most recent pricing practices in a changing marketplace.

The Company reviews VSOE, TPE and its determination of BESP on a periodic basis and updates it, when appropriate, to ensure that the practices employed reflect the Company's recent pricing experience. The Company maintains internal controls over the establishment and updates of these estimates, which includes review and approval by the Company's management. For the twelve months ended December 31, 2013 there was no material impact to revenue resulting from changes in VSOE, TPE or BESP, nor does the Company expect a material impact from such changes in the near term.

Revenue recognition for complex contractual arrangements requires a greater degree of judgment, including a review of specific contracts, past experience, creditworthiness of customers, international laws and other factors. We must also apply judgment in determining all deliverables of the arrangement, and in determining the relative selling price of each deliverable, considering the price charged for each product when sold on a standalone basis, and applicable renewal rates for services. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Perpetual licenses, term licenses, hosting arrangements and software as a service. Teradata's application offerings include perpetual licenses, term licenses, hosting arrangements and software as a service. For software arrangements that include a perpetual license, the residual method is typically used because the Company does not have VSOE for its perpetual licenses. This is because the perpetual license is never sold standalone. If the license is of limited life and does not require the Company to host the software for the customer, the software is considered a term license. Teradata's term licenses are typically offered for application software and include a right-to-use license, PCS and consulting services. The revenue for these arrangements are typically recognized ratably over the contract term. The term of these arrangements varies between one and five years and may or may not include hosting services. In most arrangements the pricing is bundled to the customer. If the term license is hosted, the customer has the right to take possession of the software at any time during the hosting period. The customer's rights to the software in these circumstances are not dependent on additional software payments or significant penalties, and the customer can feasibly run the software on its own hardware or contract with another party to host the software. If these criteria are not met, the hosting arrangement is accounted for outside the software rules as a software as a service arrangement. Under a software as a service arrangement, the license, PCS and hosting fee are recognized ratably over the term of the contract.

Contract accounting. If an arrangement involves significant production, modification or customization of the application software or the undelivered services are essential to the functionality of the delivered software then the Company uses the percentage-of-completion or completed-contract method of accounting. The percentage-of-completion method is used when estimates of costs to complete and extent of progress toward completion are reasonably dependable. The Company typically uses labor hours or costs incurred to date as a percentage of the total estimated labor hours or costs to fulfill the contract as the most reliable and meaningful measure that is available for determining a project's progress toward completion. In circumstances when reasonable and reliable cost estimates for a project cannot be made, the completed-contract method is used whereas no revenue is recognized until the project is complete. When total cost estimates exceed revenues, the Company accrues the estimated losses immediately. For purposes of allocation of the arrangement consideration, any products for which the services are not essential are separated utilizing the relative selling price method discussed above. PCS is also separated and allocated based on VSOE and then recognized ratably over the term. The remaining contract value, which typically includes application software and essential services, is then recognized utilizing the percentage-of-completion or completed-contract methods discussed above.

Capitalized Software

Costs incurred internally in researching and developing a computer software product is charged to expense until technological feasibility has been established. Technological feasibility is established when planning, designing and initial coding activities that are necessary to establish the product can be produced to meet its design specifications are complete. In the absence of a detailed program design, a working model is used to establish technological feasibility. Once technological feasibility is established, all development costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of research and development costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

Income Taxes

In accounting for income taxes, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates are largely based upon the forecasted pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business. These jurisdictions apply a broad range of statutory income tax rates; the U.S. statutory corporate income tax rate is currently 35% as compared to the overall statutory effective tax rate of our various foreign jurisdictions of approximately 12%. As of December 31, 2013, the Company has not provided for federal income taxes on earnings of approximately $1 billion from its foreign subsidiaries.

We account for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We record any interest and/or penalties related to uncertain tax positions in the income tax expense line on our Consolidated Statements of Income. As of December 31, 2013, the Company has a total of $34 million of unrecognized tax benefits, of which $20 million is included in the "Other liabilities" section of the Company's consolidated balance sheet. The remaining balance of $14 million of unrecognized tax benefits relates to certain tax attribute carryforwards which were both generated by the Company and acquired in various acquisitions, which are netted against the underlying deferred tax assets recorded on the balance sheet.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. We had $11 million and $9 million recorded in valuation allowances as of December 31, 2013 and 2012, respectively. Due to a change in tax law enacted in the state of California in the fourth quarter of 2012, the Company established a valuation allowance to partially offset its California Research & Development tax credit carryforward deferred tax asset, as the Company expects to continue to generate excess California Research & Development tax credits into the foreseeable future. However, the discrete tax impact of establishing the valuation allowance was fully offset with a favorable discrete tax impact resulting from a decrease in the Company's effective state tax rate resulting from the California change in tax law, resulting in no material net impact to the Company's overall effective tax rate for the fourth quarter and full year ended December 31, 2012.

Stock-based Compensation

We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize pricing models, including the Black-Scholes option pricing model and Monte Carlo simulation model, to estimate the fair value of stock-based compensation at the date of grant. These valuation models require the input of subjective assumptions, including expected volatility and expected term. Further, we estimate forfeitures for options granted which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures including types of awards and historical experience. Actual results and future changes in estimates may differ substantially from our current estimates.

In addition, we issue performance-based awards that vest only if specific performance conditions are satisfied. The number of shares that will be earned can vary based on actual performance. No shares will vest if the threshold objectives are not met. In the event the objectives are exceeded additional shares will vest up to a maximum payout. The cost of these awards is expensed over the performance period based upon management's estimate and analysis of the probability of meeting the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

Goodwill and Other Intangible Assets

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires the company to perform a two-step impairment test. In the first step, the company compares the fair value of each reporting unit to its carrying value. The company determines the fair value of its reporting units based on the income approach. Under the income approach, the company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference. Teradata reviewed four reporting units in its 2013 goodwill impairment assessment, as each geographic operating segment consisted of separate reporting units for data warehouse and application software activities.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Additionally, the acquisition method of accounting for business combinations requires the company to estimate the fair value of assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree to properly allocate any excess purchase price consideration between net assets and goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. The company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

The annual goodwill impairment analysis, which the company performed during the fourth quarter of 2013, did not result in an impairment charge. There were also no impairment charges recognized in 2013 as a result of assessments of intangible assets acquired as a result of business combinations (or otherwise purchased from other companies). As of December 31, 2013, Teradata had $946 million in goodwill and $149 million in acquired intangible assets on its consolidated balance sheet.

Pension and Postemployment Benefits

We have pension and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the measurement of our pension and postemployment benefit obligations, and to the amount of pension and postemployment benefits expense we have recorded or may record. For example, as of December 31, 2013, a one-half percent increase/decrease in the discount rate would change the projected benefit obligation of our pension plans by approximately $6 million, and a one-half percent increase/decrease in our involuntary turnover assumption would change our postemployment benefit obligation by approximately $13 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in "Note 1—Description of Business, Basis of Presentation and Significant Accounting Policies" in the Notes to Consolidated Financial Statements elsewhere in this Annual Report, and we incorporate such discussion by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the Company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the Company is exposed include the euro, the British pound, the Japanese yen, the Australian dollar, the Canadian dollar and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts with maturity dates of twelve months or less. The potential loss in fair value at December 31, 2013, for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $2 million. This loss would be mitigated by corresponding gains on the underlying exposures. For additional information regarding the Company's foreign currency hedging strategy, see "Note 7— Derivative Instruments and Hedging Activities" in the Notes to Consolidated Financial Statements elsewhere in this Annual Report.

REPORTS OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements and the effectiveness of the internal control over financial reporting. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of Teradata, monitors our accounting, reporting, and internal control structure. Our independent registered public accounting firm, internal auditors, and management have complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Teradata's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Teradata's internal control over financial reporting as of the end of the period covered by this report. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework (1992)*. Based on our assessment and those criteria, management concluded that Teradata's internal control over financial reporting was effective as of December 31, 2013.

Teradata's independent registered public accounting firm has issued their report on the effectiveness of Teradata's internal control over financial reporting, which appears in this Annual Report.

Michael F. Koehler
President and
Chief Executive Officer

Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TERADATA CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Teradata Corporation and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing in Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, GA
February 27, 2014

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31	2013	2012	2011
In millions, except per share amounts			
Revenue			
Product revenue	$1,230	$1,297	$1,122
Service revenue	1,462	1,368	1,240
Total revenue	2,692	2,665	2,362
Costs and operating expenses			
Cost of products	433	416	381
Cost of services	786	758	688
Selling, general and administrative expenses	757	728	663
Research and development expenses	184	183	174
Total costs and operating expenses	2,160	2,085	1,906
Income from operations	532	580	456
Other (expense) income, net	(24)	(2)	25
Income before income taxes	508	578	481
Income tax expense	131	159	128
Net income	$ 377	$ 419	$ 353
Net income per common share			
Basic	$ 2.31	$ 2.49	$ 2.10
Diluted	$ 2.27	$ 2.44	$ 2.05
Weighted average common shares outstanding			
Basic	163.4	168.2	168.1
Diluted	166.4	171.7	171.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Year Ended December 31	2013	2012	2011
In millions			
Net income	$377	$419	$353
Other comprehensive income:			
Foreign currency translation adjustments	2	9	(6)
Defined benefit plans:			
Defined benefit plan adjustment, before tax	2	7	12
Defined benefit plan adjustment, tax portion	–	(3)	(2)
Defined benefit plan adjustment, net of tax	2	4	10
Other comprehensive income (loss)	4	13	4
Comprehensive income	$381	$432	$357

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31	2013	2012
In millions, except per share amounts		
Assets		
Current Assets		
Cash and cash equivalents	$ 695	$ 729
Accounts receivable, net	717	668
Inventories	56	47
Other current assets	95	90
Total current assets	1,563	1,534
Property and equipment, net	161	150
Capitalized software, net	195	173
Goodwill	946	932
Acquired intangible assets, net	149	186
Deferred income taxes	24	29
Other assets	58	62
Total assets	$ 3,096	$ 3,066
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 114	$ 141
Payroll and benefits liabilities	136	158
Deferred revenue	390	375
Other current liabilities	136	132
Total current liabilities	776	806
Long-term debt	248	274
Pension and other postemployment plan liabilities	76	73
Long-term deferred revenue	25	30
Deferred tax liabilities	87	83
Other liabilities	27	21
Total liabilities	1,239	1,287
Commitments and contingencies (Note 8)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2013 and 2012, respectively	–	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 190.9 and 189.5 shares issued at December 31, 2013 and 2012, respectively	2	2
Paid-in capital	973	898
Treasury stock: 31.6 and 23.8 shares at December 31, 2013 and 2012, respectively	(1,184)	(806)
Retained earnings	2,033	1,656
Accumulated other comprehensive income	33	29
Total stockholders' equity	1,857	1,779
Total liabilities and stockholders' equity	$ 3,096	$ 3,066

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31	2013	2012	2011
In millions			
Operating activities			
Net income	**$ 377**	$ 419	$ 353
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**147**	126	102
Stock-based compensation expense	**49**	43	35
Excess tax benefit from stock-based compensation	**(7)**	(37)	(14)
Deferred income taxes	**18**	77	71
Loss (gain) on investments	**25**	–	(28)
Receivables	**(46)**	(165)	(65)
Inventories	**(9)**	14	3
Current payables and accrued expenses	**(63)**	105	28
Deferred revenue	**9**	42	45
Other assets and liabilities	**10**	(49)	(17)
Net cash provided by operating activities	**510**	575	513
Investing activities			
Expenditures for property and equipment	**(60)**	(67)	(42)
Additions to capitalized software	**(78)**	(81)	(68)
Business acquisitions and other investing activities, net	**(36)**	(274)	(722)
Net cash used in investing activities	**(174)**	(422)	(832)
Financing activities			
Proceeds from long-term borrowings	**–**	–	600
Repayments of long-term borrowings	**(15)**	(11)	(300)
Repurchases of common stock	**(382)**	(277)	(127)
Excess tax benefit from stock-based compensation	**7**	37	14
Other financing activities, net	**28**	55	25
Net cash (used in) provided by financing activities	**(362)**	(196)	212
Effect of exchange rate changes on cash and cash equivalents	**(8)**	–	(4)
Decrease in cash and cash equivalents	**(34)**	(43)	(111)
Cash and cash equivalents at beginning of year	**729**	772	883
Cash and cash equivalents at end of year	**$ 695**	$ 729	$ 772
Supplemental data			
Cash paid during the year for:			
Income taxes	**$ 124**	$ 54	$ 56
Interest	**$ 4**	$ 4	$ 3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock				Accumulated Other Comprehensive	
In millions	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Income (Loss)	Total
December 31, 2010	**185**	**$2**	**(17)**	**$ (399)**	**$690**	**$ 884**	**$12**	**$1,189**
Net income						353		353
Employee stock compensation, employee stock purchase programs and option exercises	2				60			60
Income tax benefit from stock compensation plans					15			15
Purchases of treasury stock, not retired			(2)	(127)				(127)
Pension and postemployment benefit plans, net of tax							10	10
Currency translation adjustment							(6)	(6)
December 31, 2011	**187**	**$2**	**(19)**	**$ (526)**	**$765**	**$1,237**	**$16**	**$1,494**
Net income						419		419
Employee stock compensation, employee stock purchase programs and option exercises	3				95			95
Income tax benefit from stock compensation plans					38			38
Purchases of treasury stock, not retired			(5)	(280)				(280)
Pension and postemployment benefit plans, net of tax							4	4
Currency translation adjustment							9	9
December 31, 2012	**190**	**$2**	**(24)**	**$ (806)**	**$898**	**$1,656**	**$29**	**$1,779**
Net income						377		377
Employee stock compensation, employee stock purchase programs and option exercises	1				68			68
Income tax benefit from stock compensation plans					7			7
Purchases of treasury stock, not retired			(8)	(378)				(378)
Pension and postemployment benefit plans, net of tax							2	2
Currency translation adjustment							2	2
December 31, 2013	**191**	**$2**	**(32)**	**$(1,184)**	**$973**	**$2,033**	**$33**	**$1,857**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Description of Business, Basis of Presentation and Significant Accounting Policies

Description of the Business. Teradata Corporation ("Teradata" or "the Company") is a global leader in analytic data platforms, marketing and analytic applications, and consulting services. The Company's analytic data platforms are comprised of software, hardware, and related business consulting and support services.

Basis of Presentation. The financial statements are presented on a consolidated basis and include the accounts of the Company and its wholly-owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. On an ongoing basis, management evaluates these estimates and judgments, including those related to allowances for doubtful accounts, the valuation of inventory to net realizable value, impairments, stock-based compensation, pension and other postemployment benefits, and income taxes and any changes will be accounted for on a prospective basis. Actual results could differ from those estimates.

Revenue Recognition. Teradata's solution offerings typically include software, software subscriptions (unspecified when-and-if-available upgrades), hardware, maintenance support services, and other consulting, implementation and installation-related ("consulting") services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when:

- Persuasive evidence of an arrangement exists
- The products or services have been delivered to the customer
- The sales price is fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The Company assesses whether fees are fixed or determinable at the time of sale. Standard payment terms may vary based on the country in which the agreement is executed, but are generally between 30 and 90 days. Payments that are due within six months are generally deemed to be fixed or determinable based on a successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When Teradata determines that the contract fee to a reseller is not fixed or determinable, that transaction is deferred and recognized upon sell-through to the end customer.

The Company's deliverables often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware once title and risk of loss have been transferred. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other consulting, implementation and installation services is recognized as services are provided. In certain instances, acceptance of the product or service is specified by the customer. In such cases, revenue is deferred until the acceptance criteria have been met. Delivery and acceptance generally occur in the same reporting period. The Company's arrangements generally do not include any customer negotiated provisions for cancellation, termination or refunds that would significantly impact recognized revenue.

The Company evaluates all deliverables in an arrangement to determine whether they represent separate units of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value, and if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. Most of the Company's products and services qualify as separate units of accounting and are recognized upon meeting the criteria as described above.

For multiple deliverable arrangements that contain non-software related deliverables, the Company allocates revenue to each deliverable based upon the relative selling price hierarchy and if software and software-related deliverables are also included in the arrangement, to those deliverables as a group based on the best estimate of selling price ("BESP") for the group. The selling price for a deliverable is based on its vendor-specific objective evidence of selling price ("VSOE") if available, third-party evidence of selling price ("TPE") if VSOE is not available, or BESP if neither VSOE nor TPE is available. The Company then recognizes revenue when the remaining revenue recognition criteria are met for each deliverable. For the software group or arrangements that contain only software and software-related deliverables, the revenue is allocated utilizing the residual or fair value method. Under the residual method, the VSOE of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the software arrangement fee is allocated to the delivered elements and is recognized as revenue. The fair value method is similar to the relative selling price method used for non-software deliverables except that the allocation of each deliverable is based on VSOE. For software groups or arrangements that contain only software and software-related deliverables in which VSOE does not exist for each deliverable (fair value method) or does not exist for each undelivered element (residual method), revenue for the entire software arrangement or group is deferred and not recognized until delivery of all elements without VSOE has occurred, unless the only undelivered element is postcontract customer support ("PCS") in which case the entire software arrangement or group is recognized ratably over the PCS period.

Teradata's analytic database software and hardware products are sold and delivered together in the form of a "Node" of capacity as an integrated technology solution. Because both the analytic database software and hardware platform are necessary to deliver the analytic data platform's essential functionality, the database software and hardware (Node) are excluded from the software rules and considered a non-software related deliverable. Teradata software applications and related support are considered software-related deliverables. Additionally, the amount of revenue allocated to the delivered items utilizing the relative selling price or fair value method is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

VSOE is based upon the normal pricing and discounting practices for those products and services when sold separately. Teradata uses the stated renewal rate approach in establishing VSOE for maintenance and subscriptions (collectively referred to as PCS). Under this approach, the Company assesses whether the contractually stated renewal rates are substantive and consistent with the Company's normal pricing practices. Renewal rates greater than the lower level of our targeted pricing ranges are considered to be substantive and, therefore, meet the requirements to support VSOE. In instances where there is not a substantive renewal rate in the arrangement, the Company allocates revenue based upon BESP, using the minimum established pricing targets as supported by the renewal rates for similar customers utilizing the bell-curve method. Teradata also offers consulting and installation-related services to its customers, which are considered non-software deliverables if they relate to the nodes. These services are rarely considered essential to the functionality of the data warehouse solution deliverable and there is never software customization of the proprietary database software. VSOE for consulting services is based on the hourly rates for standalone consulting services projects by geographic region and are indicative of the Company's customary pricing practices. Pricing in each market is structured to obtain a reasonable margin based on input costs.

In nearly all multiple-deliverable arrangements, the Company is unable to establish VSOE for all deliverables in the arrangement. This is due to infrequently selling each deliverable separately (such is the case with our nodes), not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, attempts are made to establish TPE of the selling price for each deliverable. TPE is determined based on competitor prices for similar deliverables when sold separately. However, Teradata's offerings contain significant differentiation such that the comparable pricing of products with similar functionality cannot typically be obtained. This is because Teradata's products contain a significant amount of proprietary technology and its solutions offer substantially different features and functionality than other available products. As Teradata's products are significantly different from those of its competitors, the Company is unable to establish TPE for the vast majority of its products.

When the Company is unable to establish selling prices using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a standalone basis. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, product life cycles, competitive landscape, internal costs, gross margin objectives, purchase volumes and pricing practices.

The primary consideration in developing BESP for the Company's nodes is the bell-curve method based on historical transactions. The BESP analysis is at the geography level in order to align it with the way in which the Company goes to market and establishes pricing for its products. The Company has established discount ranges off of published list prices for different geographies based on strategy and maturity of Teradata's presence in the respective geography. There are distinctions in each geography and product group which support the use of geographies and markets for the determination of BESP. For example, the Company's U.S. market is relatively mature and most of the large transactions are captured in this market, whereas the International markets are less mature with generally smaller deal size. Additionally, the prices and margins for the Company's products vary by geography and by product class. BESP is analyzed on a quarterly basis using data from the 4 previous quarters, which the Company believes best reflects most recent pricing practices in a changing marketplace.

The Company reviews VSOE, TPE and its determination of BESP on a periodic basis and updates it, when appropriate, to ensure that the practices employed reflect the Company's recent pricing experience. The Company maintains internal controls over the establishment and updates of these estimates, which includes review and approval by the Company's management. For the twelve months ended December 31, 2013 there was no material impact to revenue resulting from changes in VSOE, TPE or BESP, nor does the Company expect a material impact from such changes in the near term.

Perpetual licenses, term licenses, hosting arrangements and software as a service. Teradata's application offerings include perpetual licenses, term licenses, hosting arrangements and software as a service. For software arrangements that include a perpetual license, the residual method is typically used because the Company does not have VSOE for its perpetual licenses. This is because the perpetual license is never sold standalone. If the license is of limited life and does not require the Company to host the software for the customer, the software is considered a term license. Teradata's term licenses are typically offered for application software and include a right-to-use license, PCS and consulting services. The revenue for these arrangements are typically recognized ratably over the contract term. The term of these arrangements varies between one and five years and may or may not include hosting services. In most arrangements the pricing is bundled to the customer. If the term license is hosted, the customer has the right to take possession of the software at any time during the hosting period. The customer's rights to the software in these circumstances are not dependent on additional software payments or significant penalties, and the customer can feasibly run the software on its own hardware or contract with another party to host the software. If these criteria are not met, the hosting arrangement is accounted for outside the software rules as a software as a service arrangement. Under a software as a service arrangement, the license, PCS and hosting fee are recognized ratably over the term of the contract.

Contract accounting. If an arrangement involves significant production, modification or customization of the application software or the undelivered services are essential to the functionality of the delivered software then the Company uses the percentage-of-completion or completed-contract method of accounting. The percentage-of-completion method is used when estimates of costs to complete and extent of progress toward completion are reasonably dependable. The Company typically uses labor hours or costs incurred to date as a percentage of the total estimated labor hours or costs to fulfill the contract as the most reliable and meaningful measure that is available for determining a project's progress toward completion. In circumstances when reasonable and reliable cost estimates for a project cannot be made, the completed-contract method is used whereas no revenue is recognized until the project is complete. When total cost estimates exceed revenues, the Company accrues the estimated losses immediately. For purposes of allocation of the arrangement consideration, any products for which the services are not essential are separated utilizing the relative selling price method discussed above. PCS is also separated and allocated based on VSOE and then recognized ratably over the term. The remaining contract value, which typically includes application software and essential services, is then recognized utilizing the percentage-of-completion or completed-contract methods discussed above.

Shipping and Handling. Product shipping and handling costs are included in cost of products in the Consolidated Statements of Income.

Cash and Cash Equivalents. All short-term, highly-liquid investments having original maturities of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts. Teradata establishes provisions for doubtful accounts using both percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories. Inventories are stated at the lower of cost or market. Cost of service parts is determined using the average cost method. Finished goods inventory is determined using actual cost.

Long-Lived Assets

Property and Equipment. Property and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Equipment is depreciated over three to twenty years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Total depreciation expense on the Company's property and equipment for the years ended December 31, 2013, 2012 and 2011 was $48 million, $41 million and $33 million, respectively.

Capitalized Software. Direct development costs associated with internal-use software are capitalized and amortized over the estimated useful lives of the resulting software. The costs are capitalized when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Teradata typically amortizes capitalized internal-use software on a straight-line basis over three years beginning when the asset is substantially ready for use.

Costs incurred for the development of data warehousing software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Technological feasibility is established when planning, designing and initial coding activities that are necessary to establish the product can be produced to meet its design specifications. In the absence of a program design, a working model is used to establish technological feasibility. These costs are included within capitalized software and are amortized over the estimated useful lives of four years using the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to capitalized software:

	Internal-use Software			External-use Software		
	2013	2012	2011	**2013**	2012	2011
In millions						
Beginning balance at January 1	**$12**	$11	$11	**$ 161**	$129	$105
Capitalized	**6**	6	5	**72**	75	63
Amortization	**(6)**	(5)	(5)	**(50)**	(43)	(39)
Ending balance at December 31	**$12**	$12	$11	**$ 183**	$161	$129

The aggregate amortization expense (actual and estimated) for internal-use and external-use software for the following periods is:

	Actual	For the year ended (estimated)				
	2013	2014	2015	2016	2017	2018
In millions						
Internal-use software amortization expense	**$ 6**	$ 5	$ 4	$ 2	$ 1	$–
External-use software amortization expense	**$50**	$62	$54	$41	$21	$5

Estimated expense is based on capitalized software at December 31, 2013 and does not include any new capitalization for future periods.

Valuation of Long-Lived Assets. Long-lived assets such as property and equipment, acquired intangible assets and internal capitalized software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment annually or upon occurrence of an event or change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company did not recognize any goodwill impairment charges in 2013, 2012 or 2011.

Warranty. Provisions for product warranties are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves using percentages of revenue to reflect the Company's historical average warranty claims.

Research and Development Costs. Research and development costs are expensed as incurred (with the exception of the capitalized software development costs discussed above). Research and development costs primarily include labor-related costs, contractor fees, and overhead expenses directly related to research and development support.

Pension and Postemployment Benefits. The Company accounts for its pension and postemployment benefit obligations using actuarial models. The measurement of plan obligations was made as of December 31, 2013. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration salary increases and the plan's benefit allocation formula. Thus, the total pension or postemployment benefit to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

The Company recognizes the funded status of its pension and postemployment plan obligations in its consolidated balance sheet and records in other comprehensive income certain gains and losses that arise during the period, but are deferred under pension accounting rules.

Foreign Currency. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at daily exchange rates prevailing during the period. Adjustments arising from the translation are included in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

Income Taxes. Income tax expense is provided based on income before income taxes in the various jurisdictions in which the Company conducts its business. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. Teradata recognizes tax benefits from uncertain tax positions only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

The Company records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Stock-based Compensation. Stock-based payments to employees, including grants of stock options, restricted stock and restricted stock units, are recognized in the financial statements based on their fair value.

The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted average expected term of the options. As of October 2011, the Company's expected volatility assumption used in the Black-Scholes option-pricing model is based on a blend of peer group volatility and Teradata volatility. Prior to that date, because the Company did not have a sufficient trading history as a stand-alone public company, the volatility was purely based on the peer group volatility. The expected term assumption is based on the simplified method under GAAP, which is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend.

Treasury Stock. Shares of the Company's common stock repurchased through the share repurchase programs are held as treasury stock. Treasury stock is accounted for using the cost method.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding includes the dilution from potential shares added from stock options, restricted stock awards and other stock awards. Refer to Note 5 for share information on the Company's stock compensation plans.

The components of basic and diluted earnings per share are as follows:

For the year ended December 31	**2013**	2012	2011
In millions, except earnings per share			
Net income available for common stockholders	**$ 377**	$ 419	$ 353
Weighted average outstanding shares of common stock	**163.4**	168.2	168.1
Dilutive effect of employee stock options and restricted stock	**3.0**	3.5	3.8
Common stock and common stock equivalents	**166.4**	171.7	171.9
Earnings per share:			
Basic	**$ 2.31**	$ 2.49	$ 2.10
Diluted	**$ 2.27**	$ 2.44	$ 2.05

Options to purchase 0.9 million shares of common stock for 2013 were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive. No stock options were excluded from the computation of diluted earnings per share for the twelve months ended December 31, 2012 and 2011.

Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued new guidance regarding the disclosure of comprehensive income. Under the new guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This new guidance was adopted by the Company as of January 1, 2013 and did not have an impact on the Company's consolidated financial position, results of operations or cash flows. The Company included enhanced footnote disclosures for the year ended December 31, 2013 in Note 13.

In July 2013, the FASB issued new guidance requiring the financial statement presentation of an unrecognized tax benefit in a particular jurisdiction, or a portion thereof, as a reduction to a deferred tax asset for a net operating loss ("NOL") carryforward, a similar tax loss, or a tax credit carryforward, unless the uncertain tax position is not available to reduce, or would not be used to reduce, the NOL or carryforward under the tax law in the same jurisdiction; otherwise, the unrecognized tax benefit should be presented as a gross liability and should not be combined with a deferred tax asset. This new guidance is effective for interim and annual periods beginning after December 15, 2013. The Company is currently evaluating the impact of this guidance on its consolidated financial position, results of operations and cash flows.

Other recently issued accounting pronouncements not effective until after December 31, 2013 are not expected to have a material impact on our financial position or results of operations.

NOTE 2: Supplemental Financial Information

At December 31	2013	2012
In millions		
Accounts receivable		
Trade	$ 731	$ 683
Other	4	3
Accounts receivable, gross	735	686
Less: allowance for doubtful accounts	(18)	(18)
Total accounts receivable, net	$ 717	$ 668
Inventories		
Finished goods	$ 39	$ 26
Service parts	17	21
Total inventories	$ 56	$ 47
Other current assets		
Current deferred tax assets	$ 34	$ 36
Other	61	54
Total other current assets	$ 95	$ 90
Property and equipment		
Land	$ 8	$ 8
Buildings and improvements	74	67
Machinery and other equipment	309	280
Property and equipment, gross	391	355
Less: accumulated depreciation	(230)	(205)
Total property and equipment, net	$ 161	$ 150
Other current liabilities		
Sales and value-added taxes	$ 34	$ 28
Current portion of long-term debt	26	15
Other	76	89
Total other current liabilities	$ 136	$ 132
Deferred revenue		
Deferred revenue, current	$ 390	$ 375
Long-term deferred revenue	25	30
Total deferred revenue	$ 415	$ 405

NOTE 3: Goodwill and Acquired Intangible Assets

The following table identifies the activity relating to goodwill by operating segment:

In millions	Balance December 31, 2012	Additions	Currency Translation Adjustments	**Balance December 31, 2013**
Goodwill				
Americas	$616	$12	$(2)	**$626**
International	316	4	0	**320**
Total goodwill	$932	$16	$(2)	**$946**

The change in goodwill for the twelve months ended December 31, 2013 was primarily due to immaterial acquisitions that were completed during the period. In the fourth quarter of 2013, the Company performed its annual impairment test of goodwill and determined that no impairment to the carrying value of goodwill was necessary, as the fair value of each reporting unit exceeded their respective carrying amounts, including goodwill. Teradata reviewed four reporting units in its 2013 goodwill impairment assessment, as both geographic operating segments consisted of separate reporting units for data warehouse and application software activities.

Acquired intangible assets were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for Teradata's acquired intangible assets were as follows:

		December 31, 2013		December 31, 2012	
In millions	Amortization Life (in Years)	**Gross Carrying Amount**	**Accumulated Amortization and Currency Translation Adjustments**	Gross Carrying Amount	Accumulated Amortization and Currency Translation Adjustments
Acquired intangible assets					
Intellectual property/developed technology	1 to 7	**$153**	**$ (70)**	$153	$(48)
Customer relationships	3 to 10	**77**	**(23)**	77	(14)
Trademarks/trade names	1 to 5	**15**	**(7)**	15	(2)
In-process research and development	5	**5**	**(1)**	5	0
Non-compete agreements	1 to 3	**1**	**(1)**	1	(1)
Total	1 to 10	**$251**	**$(102)**	$251	$(65)

The gross carrying amount of acquired intangible assets was reduced by certain intangible assets previously acquired that became fully amortized and were removed from the balance sheet. This decrease was offset by the addition of newly acquired intangible assets associated with immaterial acquisitions in the current year.

The aggregate amortization expense (actual and estimated) for acquired intangible assets for the following periods is:

	Actual	For the year ended (estimated)				
In millions	**2013**	2014	2015	2016	2017	2018
Amortization expense	**$44**	$45	$37	$27	$18	$7

NOTE 4: Income Taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	2013	2012	2011
Income before income taxes			
United States	**$362**	$388	$309
Foreign	**146**	190	172
Total income before income taxes	**$508**	$578	$481

For the years ended December 31, income tax expense consisted of the following:

In millions	2013	2012	2011
Income tax expense			
Current			
Federal	**$ 78**	$ 50	$ 26
State and local	**10**	9	3
Foreign	**26**	23	29
Deferred			
Federal	**18**	72	64
State and local	**2**	7	8
Foreign	**(3)**	(2)	(2)
Total income tax expense	**$131**	$159	$128

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

	2013	2012	2011
Income tax expense at the U.S. federal tax rate	**35.0%**	35.0%	35.0%
Foreign income tax differential	(7.3%)	(8.1%)	(7.4%)
State and local income taxes	**0.4%**	0.7%	1.3%
U.S. permanent book/tax differences	**(1.6%)**	(0.5%)	(1.8%)
Other, net	**(0.7%)**	0.4%	(0.5%)
Total income tax expense	**25.8%**	27.5%	26.6%

The tax rate for the twelve months ended December 31, 2013 included a discrete $4 million tax benefit associated with the U.S. Federal Research and Development ("R&D) tax credit for 2012, which was retroactively reinstated with the enactment of the American Taxpayer Relief Act of 2012 in January 2013. There were no material discrete tax items, nor any tax benefits associated with the 2012 U.S. Federal R&D Tax credit due to its expiration, reflected in the tax rate for the twelve months ended December 31, 2012. The tax rate for the twelve months ended December 31, 2011 included a $4 million tax benefit recorded in the second quarter of 2011 related to the book gain recorded on the Company's previous equity investment in Aster Data, which was reflected as a permanent non-taxable item. The provision for income taxes is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

	2013	2012
In millions		
Deferred income tax assets		
Employee pensions and other liabilities	$ 57	$ 54
Other balance sheet reserves and allowances	22	27
Deferred revenue	2	4
Tax loss and credit carryforwards	41	41
Capitalized research and development	5	16
Other	1	–
Total deferred income tax assets	128	142
Valuation allowance	(13)	(9)
Net deferred income tax assets	115	133
Deferred income tax liabilities		
Intangibles and capitalized software	117	123
Property and equipment	29	26
Other	–	5
Total deferred income tax liabilities	146	154
Total net deferred income tax liabilities	$ (31)	$ (21)

As of December 31, 2013, Teradata had total net operating loss carryforwards in the United States and certain foreign jurisdictions of approximately $33 million (tax effected), some of which begin to expire in 2014. In addition, Teradata has Research and Development Tax Credit carryforwards of $22 million, some of which begin to expire in 2014. As of December 31, 2013, the Company has recorded $41 million (net of a $11 million valuation allowance related to California Research and Development tax credits)of these tax attributes on its balance sheet as deferred tax assets; the remaining $14 million of deferred tax assets are associated with certain tax attributes which were both generated by the Company and acquired from various acquisitions, which do not meet the recognition criteria for uncertain tax positions and therefore are not recorded for financial reporting purposes.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented are largely based upon the pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business; these jurisdictions apply a broad range of statutory income tax rates. At December 31, 2013 the Company had not provided for federal income taxes on earnings of approximately $1 billion from its foreign subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to U.S. income taxes and potential withholding taxes in various international jurisdictions. The U.S. taxes would be partially offset by U.S. foreign tax credits. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with this hypothetical calculation.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company reflects any interest and penalties recorded in connection with its uncertain tax positions as a component of income tax expense.

As of December 31, 2013, the Company's uncertain tax positions totaled approximately $34 million, of which $20 million is reflected in the "Other liabilities" section of the Company's balance sheet as a non-current liability. The remaining balance of $14 million of uncertain tax positions relates to certain tax attributes which were both generated by the Company and acquired in various acquisitions, which are netted against the underlying deferred tax assets recorded on the balance sheet. The entire balance of $34 million in uncertain tax positions would cause a decrease in the effective income tax rate upon recognition. Teradata has recorded $1 million of interest accruals related to its uncertain tax liabilities as of December 31, 2013.

Below is a rollforward of the Company's liability related to uncertain tax positions at December 31:

	2013	2012
In millions		
Balance at January 1	**$31**	$28
Gross increases for prior period tax positions	**1**	–
Gross decreases for prior period tax positions	**(3)**	(1)
Gross increases for current period tax positions	**5**	4
Balance at December 31	**$34**	$31

The Company and its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions, as well as numerous foreign jurisdictions. As of December 31, 2013, the Company has ongoing tax audits for its U.S. Federal tax filing for tax year 2011, as well as in a limited number of state and foreign jurisdictions; however, no material adjustments have been proposed or made in any of these examinations to date.

NOTE 5: Employee Stock-based Compensation Plans

The Company recorded stock-based compensation expense for the years ended December 31 as follows:

	2013	2012	2011
In millions			
Stock options	**$ 14**	$ 15	$ 14
Restricted stock	**32**	28	21
Employee share repurchase program (compensatory effective 1/1/13)	**3**	–	–
Total stock-based compensation before income taxes	**49**	43	35
Tax benefit	**(16)**	(14)	(13)
Total stock-based compensation, net of tax	**$ 33**	$ 29	$ 22

The Teradata Corporation 2007 Stock Incentive Plan (the "2007 SIP"), as amended, and the Teradata 2012 Stock Incentive Plan (the "2012 SIP") provide for the grant of several different forms of stock-based compensation. The 2012 SIP was adopted and approved by stockholders in April 2012 and no further awards may be made under the 2007 SIP after that time. A total of approximately 16.4 million shares were authorized to be issued under the 2012 SIP. New shares of the Company's common stock are issued as a result of the vesting of restricted stock units and stock option exercises, and at the time of grant for restricted stock, for awards under both plans.

As of December 31, 2013, the Company's primary types of stock-based compensation were stock options, restricted stock, restricted stock units and the employee stock purchase program (the "ESPP").

Stock Options

The Compensation and Human Resource Committee of Teradata's Board of Directors had discretion to determine the material terms and conditions of option awards under both the 2007 SIP and the 2012 SIP (collectively, the "Teradata SIP"), provided that (i) the exercise price must be no less than the fair market value of Teradata common stock (as defined in both plans) on the date of grant, and (ii) the term must be no longer than ten years. Option grants generally have a four-year vesting period.

For the years ended December 31, 2013, 2012 and 2011, the weighted-average fair value of options granted for Teradata equity awards was $18.02, $22.31 and $18.12, respectively. The fair value of each option award on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Dividend yield	–	–	–
Risk-free interest rate	1.77%	0.87%	1.63%
Expected volatility	37.6%	35.7%	39.5%
Expected term (years)	6.3	6.3	6.3

The expected volatility assumption was based on a blend of peer group volatility and Teradata volatility (see Note 1), and the expected term assumption is determined using the simplified method under GAAP, which is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate for periods within the contractual life of the option is based on an average of the five-year and seven-year U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the Company's stock option activity for the year ended December 31, 2013:

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2013	6,638	$30.69	6.7	$207
Granted	918	$45.43		
Exercised	(460)	$18.62		
Canceled	(18)	$11.48		
Forfeited	(66)	$50.50		
Outstanding at December 31, 2013	7,012	$33.27	6.3	$100
Fully vested and expected to vest at December 31, 2013	6,974	$33.17	6.3	$100
Exercisable at December 31, 2013	5,019	$26.68	5.3	$ 99

The total intrinsic value of options exercised was $19 million in 2013, $113 million in 2012 and $38 million in 2011. Cash received by the Company from option exercises under all share-based payment arrangements was $9 million in 2013, $43 million in 2012 and $16 million in 2011. The tax benefit realized from these exercises was $6 million in 2013, $38 million in 2012 and $14 million in 2011. As of December 31, 2013, there was $36 million of total unrecognized compensation cost related to unvested stock option grants. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Restricted Stock and Restricted Stock Units

The Teradata SIP provides for the issuance of restricted stock, as well as restricted stock units. These grants consist of both service-based and performance-based awards. Service-based awards typically vest over a three-to four-year period beginning on the effective date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value at the date of grant, is expensed ratably over the vesting period. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. For both restricted stock grants and restricted stock units, any potential dividend rights would be subject to the same vesting requirements as the underlying equity award. As a result, such rights are considered a contingent transfer of value and consequently these equity awards are not considered participating securities. Performance-based grants are subject to future performance measurements over a one- to four-year period. All performance-based shares that are earned in respect of an award will become vested at the end of the performance and/or service period provided the employee is continuously employed by the Company and applicable performance measures are met. The fair value of each performance-based award is determined on the grant date, based on the Company's stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon management's assessment of the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final achievement of performance metrics to the specified targets.

The following table reports restricted stock and restricted stock unit activity during the year ended December 31, 2013:

Shares in thousands	**Number of Shares**	**Weighted-Average Grant Date Fair Value per Share**
Unvested shares at January 1, 2013	2,373	$51.37
Granted	995	$48.24
Vested	(704)	$42.88
Forfeited/canceled	(86)	$53.75
Unvested shares at December 31, 2013	2,578	$50.30

For the years ended December 31, 2013, 2012 and 2011, the weighted-average fair value of restricted stock units granted for Teradata equity awards was $48.24, $60.71 and $45.19, respectively.

The total fair value of shares vested was $30.0 million in 2013, $15 million in 2012 and $11 million in 2011. As of December 31, 2013, there was $68 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 2.4 years.

The following table represents the composition of Teradata restricted stock unit grants in 2013:

Shares in thousands	**Number of Shares**	**Weighted-Average Grant Date Fair Value**
Service-based shares	911	$46.90
Performance-based shares	84	$62.77
Total stock grants	995	$48.24

Approximately 0.3 million shares of the performance awards issued in December of 2012 also included a market-based component for certain key executives in connection with a restructuring of the Company's management team. On March 1, 2013, these awards were amended to create two separate awards: (i) 70% of the units were allocated to 2016 performance-based restricted share units ("Special 2016 PBRSUs"); and (ii) 30% of the units were allocated to special long-term strategic performance-based restricted share units ("Long-Term Strategic PBRSUs"). This modification resulted in no incremental fair value on the date of modification. Consistent with a Type I modification, the original fair value was used to value the awards since the stock price and fair value was lower on the date of modification. Each recipient's opportunity to earn the Special 2016 PBRSUs is based on the extent to which Teradata achieves certain challenging or "stretch" financial goals through 2016 based on a GAAP revenue and a non-GAAP earnings per share targets in 2016. Each recipient's opportunity to earn the Long-Term Strategic PBRSUs generally is based on a subjective assessment of performance over a four-year period ending in 2016 relative to a mix of long-term strategic measures with respect to such matters as data warehousing technology and offerings and integrated marketing management solutions, among other things, provided that a stretch non-GAAP earnings per share threshold is achieved. There was no compensation expense related to the Special 2016 PBRSUs and Long-Term Strategic PBRSUs recorded in 2013 based on management's determination that at December 31, 2013 it was not probable that performance targets for these awards would be achievable.

For the Special 2016 PBRSUs, payout in excess of target cannot occur unless the Company achieves certain non-GAAP earnings per share and stock price goals. In evaluating the fair value of the Special 2016 PBRSUs, the Company used a Monte Carlo simulation on the grant date and determined the fair value to be $26.78 per unit for the market component of the award. Compensation expense related to the performance portion of the award is valued based on the grant date stock price and is only recorded in a period when it is probable that the performance metrics will be met. Compensation expense related to the market portion is only recorded when it is probable that the performance metrics will be above target, regardless of the stock price. There was no compensation expense related to the market portion of these awards in 2013. The primary assumptions used in the valuation of the market component of the awards were as follows:

	2012
Grant date fair value per share of Company common stock	$58.63
Expected volatility	36.44%
Risk-free interest rate	0.47%
Dividend yield	–
Performance vesting hurdle - future fair value per share of Company common stock	$85.00

Employee Stock Purchase Program

The Company's ESPP, effective on October 1, 2007, and as amended effective as of January 1, 2013, provides eligible employees of Teradata and its designated subsidiaries an opportunity to purchase the Company's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. As of January 1, 2013, the ESPP discount was 15% of the average market price and considered compensatory. Prior to 2013, the ESPP discount was 5% of the average market price and this plan was considered non-compensatory.

Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. A total of 4 million shares were authorized to be issued under the ESPP, with approximately 2.4 million shares remaining under that authorization at December 31, 2013. The shares of Teradata common stock purchased by a participant on an exercise date (the last day of each month), for all purposes, are deemed to have been issued and sold at the close of business on such exercise date. Prior to that time, none of the rights or privileges of a stockholder exists with respect to such shares. Employees purchased approximately 0.4 million shares in 2013, 0.2 million shares in 2012 and 0.2 million shares in 2011, for approximately $20 million, $12 million and $9 million, respectively.

NOTE 6: Employee Benefit Plans

Pension and Postemployment Plans. Teradata currently sponsors defined benefit pension plans for certain of its international employees. For those international pension plans for which the Company holds asset balances, those assets are primarily invested in common/collective trust funds (which include publicly traded common stocks, corporate and government debt securities, real estate indirect investments, cash or cash equivalents) and insurance contracts.

Postemployment obligations relate to benefits provided to involuntarily terminated employees and certain inactive employees after employment but before retirement. These benefits are paid in accordance with various foreign statutory laws and regulations, and Teradata's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, continuation of health care benefits and life insurance coverage, and are funded on a pay-as-you-go basis.

Pension and postemployment benefit costs for the years ended December 31 were as follows:

	2013		2012		2011	
	Pension	**Postemployment**	Pension	Postemployment	Pension	Postemployment
In millions						
Service cost	$10	$ 3	$ 9	$4	$ 9	$4
Interest cost	3	1	4	1	4	2
Expected return on plan assets	(2)	–	(3)	–	(3)	–
Settlement charge	1	–	1	–	3	–
Employee contributions	(1)	–	(1)	–	(1)	–
Amortization of actuarial loss (gain)	2	(1)	1	–	1	–
Total costs	$13	$ 3	$11	$5	$13	$6

The underfunded amount of pension and postemployment obligations is recorded as a liability in the Company's consolidated balance sheet. The following tables present the changes in benefit obligations, plan assets, funded status and the reconciliation of the funded status to amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income at December 31:

	Pension		Postemployment	
	2013	2012	**2013**	2012
In millions				
Change in benefit obligation				
Benefit obligation at January 1	**$122**	$108	**$ 25**	$ 33
Service cost	**8**	8	**3**	4
Interest cost	**4**	4	**1**	1
Plan participant contributions	**1**	1	**–**	–
Actuarial loss (gain)	**6**	9	**3**	(11)
Benefits paid	**(6)**	(7)	**(4)**	(2)
Currency translation adjustments	**(6)**	(1)	**(1)**	–
Benefit obligation at December 31	**129**	122	**27**	25
Change in plan assets				
Fair value of plan assets at January 1	**69**	59	**4**	–
Actual return on plan assets	**9**	5	**–**	–
Company contributions	**10**	12	**–**	–
Benefits paid	**(6)**	(7)	**–**	–
Currency translation adjustments	**(7)**	(1)	**–**	–
Plan participant contribution	**1**	1	**–**	–
Fair value of plan assets at December 31	**76**	69	**4**	–
Funded status (underfunded)	**$ (53)**	$ (53)	**$ (23)**	$(25)
Amounts Recognized in the Balance Sheet				
Noncurrent assets	**$ 1**	$ –	**$ –**	$ –
Current liabilities	**(1)**	(1)	**(4)**	(4)
Noncurrent liabilities	**(53)**	(52)	**(23)**	(21)
Net amounts recognized	**$ (53)**	$ (53)	**$ (27)**	$(25)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss (gain)	**$ 26**	$ 32	**$ (12)**	$ (16)
Prior service credit	**(2)**	(2)	**–**	–
Total	**$ 24**	$ 30	**$ (12)**	$ (16)

The accumulated pension benefit obligation was $120 million at December 31, 2013 and $113 million at December 31, 2012. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $55 million, $49 million and $3 million, respectively, at December 31, 2013, and $98 million, $90 million and $45 million, respectively, at December 31, 2012.

The following table presents the pre-tax net changes in projected benefit obligations recognized in other comprehensive income during 2013 and 2012:

	Pension		Postemployment	
	2013	2012	**2013**	2012
In millions				
Actuarial (gain) loss arising during the year	**$(1)**	$ 7	**$ 2**	$(12)
Amortization of (gain) loss included in net periodic benefit cost	**(2)**	(1)	**1**	–
Recognition of loss due to settlement	**(1)**	(1)	**–**	–
Foreign currency exchange	**(1)**	–	**–**	–
Total recognized in other comprehensive (income) expense	**$(5)**	$ 5	**$ 3**	$(12)

The following table presents the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during 2014:

	Pension	Postemployment
In millions		
Net loss (gain) to be recognized in other comprehensive income	$2	$(1)

The weighted-average rates and assumptions used to determine benefit obligations at December 31, 2013 and 2012, and net periodic benefit cost for the years ended December 31, 2013 and 2012, were as follows:

	Pension Benefit Obligations		Pension Benefit Cost	
	2013	2012	**2013**	2012
Discount rate	**3.0%**	3.0%	**3.0%**	3.7%
Rate of compensation increase	**3.2%**	3.3%	**3.3%**	3.3%
Expected return on plan assets	**N/A**	N/A	**3.4%**	4.0%

	Postemployment Benefit Obligations		Postemployment Benefit Cost	
	2013	2012	**2013**	2012
Discount rate	**3.8%**	3.4%	**3.4%**	4.1%
Rate of compensation increase	**3.7%**	3.8%	**3.8%**	3.7%
Involuntary turnover rate	**1.0%**	1.0%	**1.0%**	1.5%

The Company determines the expected return on assets based on individual plan asset allocations, historical capital market returns, and long-run interest rate assumptions, with input from its actuaries, investment managers, and independent investment advisors. The company emphasizes long-term expectations in its evaluation of return factors, discounting or ignoring short-term market fluctuations. Expected asset returns are reviewed annually, but are generally modified only when asset allocation strategies change or long-term economic trends are identified.

The discount rate used to determine year-end 2013 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Liability Index. This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our future expected cash flows.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan.

Plan Assets. The weighted-average asset allocations at December 31, 2013 and 2012, by asset category are as follows:

	Actual Asset Allocation As of December 31		Target Asset Allocation
	2013	2012	
Equity securities	**34%**	39%	36%
Debt securities	**37%**	36%	41%
Insurance (annuity) contracts	**13%**	11%	13%
Real estate	**6%**	5%	3%
Other	**10%**	9%	7%
Total	**100%**	100%	100%

Fair Value. Fair value measurements are established utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are more fully described in Note 9.

The following is a description of the valuation methodologies used for pension assets as of December 31, 2013.

Common/collective trust funds (which include money market funds, equity funds, bond funds, real-estate indirect investment, etc): Valued at the net asset value ("NAV") of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. Because the NAV of the shares held in the common/collective trust funds are derived by the value of the underlying investments, which are detailed in the table below, the Company has classified these underlying investments as Level 2 fair value measurements.

Insurance contracts: Valued by discounting the related future benefit payments using a current year-end market discount rate, which represents the fair value of the insurance contract. The Company has classified these contracts as Level 3 assets for fair value measurement purposes.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31, 2013:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2013	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
In millions				
Money market funds	**$ 3**	**$–**	**$ 3**	**$ –**
Equity funds	**26**	**–**	**26**	**–**
Bond/fixed-income funds	**28**	**–**	**28**	**–**
Real-estate indirect investment	**5**	**–**	**5**	**–**
Commodities/Other	**4**	**–**	**4**	**–**
Insurance contracts	**10**	**–**	**–**	**10**
Total Assets at fair value	**$76**	**$–**	**$66**	**$10**

The table below sets forth a summary of changes in the fair value of the pension plan level 3 assets for the year ended December 31, 2013:

	Insurance Contracts
In millions	
Balance as of January 1, 2013	$ 8
Purchases, sales and settlements, net	2
Balance as of December 31, 2013	$ 10

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31, 2012:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions				
Money market funds	$ 2	$–	$ 2	$–
Equity funds	27	–	27	–
Bond/fixed-income funds	25	–	25	–
Real-estate indirect investment	4	–	4	–
Commodities/Other	3	–	3	–
Insurance contracts	8	–	–	8
Total Assets at fair value	$69	$–	$61	$8

The table below sets forth a summary of changes in the fair value of the pension plan level 3 assets for the year ended December 31, 2012:

	Insurance Contracts
In millions	
Balance as of January 1, 2012	$7
Purchases, sales and settlements, net	1
Balance as of December 31, 2012	$8

Investment Strategy. Teradata employs a number of investment strategies across its various international pension plans. In some countries, particularly where Teradata does not have a large employee base, the Company may use insurance (annuity) contracts to satisfy its future pension payment obligations, whereby the Company makes pension plan contributions to an insurance company in exchange for which the pension plan benefits will be paid when the members reach a specified retirement age or on earlier exit of members from the plan. In other countries, the Company may employ local asset managers to manage investment portfolios according to the investment policies and guidelines established by the Company, and with consideration to individual plan liability structure and local market environment and risk tolerances. The Company's investment policies and guidelines primarily emphasize diversification across and within asset classes to maximize long-term returns subject to prudent levels of risk, with the overall objective of enabling the plans to meet their future obligations. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and international stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are diversified across government and corporate bonds. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment, and are diversified by property type and location.

Cash Flows Related to Employee Benefit Plans

Cash Contributions. The Company expects to contribute approximately $9 million to the international pension plans and $4 million for postemployment benefit obligations in 2014.

Estimated Future Benefit Payments. The Company expects to make the following benefit payments reflecting past and future service from its pension and postemployment plans:

In millions	Pension Benefits	Postemployment Benefits
Year		
2014	$ 4	$ 4
2015	$ 6	$ 4
2016	$ 7	$ 4
2017	$ 7	$ 4
2018	$ 7	$ 3
2019-2023	$32	$15

Savings Plans. U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. The Company's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense for the U.S. savings plan was $23 million in 2013, $21 million in 2012 and $19 million in 2011. The expense for international subsidiary savings plans was $17 million in 2013, $18 million in 2012 and $14 million in 2011.

NOTE 7: Derivative Instruments and Hedging Activities

As a portion of the Company's operations and revenue occur outside the United States and in currencies other than the U.S. dollar, the Company is exposed to potential gains and losses from changes in foreign currency exchange rates. In an attempt to mitigate the impact of currency fluctuations, the Company uses foreign exchange forward contracts to hedge transactional exposures resulting predominantly from foreign currency denominated inter-company receivables and payables. The forward contracts are designated as fair value hedges of specified foreign currency denominated inter-company receivables and payables and generally mature in three months or less. The Company does not hold or issue derivative financial instruments for trading purposes, nor does it hold or issue leveraged derivative instruments. By using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to credit risk. The Company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the applicable contracts.

All derivatives are recognized in the Consolidated Balance Sheets at their fair value. The fair values of foreign exchange contracts are based on market spot and forward exchange rates and represent estimates of possible value that may not be realized in the future. Changes in the fair value of derivative financial instruments, along with the loss or gain on the hedged asset or liability, are recorded in current period earnings. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of Teradata's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. Across its portfolio of contracts, Teradata has both long and short positions relative to the U.S. dollar. As a result, Teradata's net involvement is less than the total contract notional amount of the Company's foreign exchange forward contracts.

The contract notional amount of the Company's foreign exchange forward contracts was $152 million ($24 million on a net basis) at December 31, 2013, and $140 million ($53 million on a net basis) at December 31, 2012. The fair value derivative assets and liabilities recorded in other current assets and accrued liabilities at December 31, 2013 and 2012, were not material.

Gains and losses from the Company's fair value hedges (foreign currency forward contracts and related hedged items) were immaterial for the years ended December 31, 2013, 2012 and 2011. Gains and losses from foreign exchange forward contracts are fully recognized each period and reported along with the offsetting gain or loss of the related hedged item, either in cost of products or in other income, depending on the nature of the related hedged item.

NOTE 8: Commitments and Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits, governmental investigations, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, tax matters, and other regulatory compliance and general matters.

As previously reported, in January 2013, the Company settled a civil litigation matter related to certain federal government contracts entered into prior to Teradata's separation from NCR Corporation for $3 million, the amount previously accrued, and the court dismissed the action at that time.

Guarantees and Product Warranties.

Guarantees associated with the Company's business activities are reviewed for appropriateness and impact to the Company's financial statements. Periodically, the Company's customers enter into various leasing arrangements coordinated with a leasing company. In some instances, the Company guarantees the leasing company a minimum value at the end of the lease term on the leased equipment. As of December 31, 2013, the maximum future payment obligation of this guaranteed value and the associated liability balance was $4 million.

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls and cost of replacement parts. For each consummated sale, the Company recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class.

The following table identifies the activity relating to the warranty reserve for the years ended December 31:

In millions	2013	2012	2011
Warranty reserve liability			
Beginning balance at January 1	$ 8	$ 6	$ 6
Accruals for warranties issued	15	17	13
Settlements (in cash or kind)	(15)	(15)	(13)
Balance at end of period	$ 8	$ 8	$ 6

The Company also offers extended and/or enhanced coverage to its customers in the form of maintenance contracts. The Company accounts for these contracts by deferring the related maintenance revenue over the extended and/or enhanced coverage period. Costs associated with maintenance support are expensed as incurred. Amounts associated with these maintenance contracts are not included in the table above.

In addition, the Company provides its customers with certain indemnification rights. In general, the Company agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. The Company has indemnification obligations under its charter and bylaws to its officers and directors, and has entered into indemnification agreements with the officers and directors of its subsidiaries. From time to time, the Company also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement, and as such the Company has not recorded a liability in connection with these indemnification arrangements. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Leases. Teradata conducts certain of its sales and administrative operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum operating lease payments and committed subleases under non-cancelable leases as of December 31, 2013, for the following fiscal years were:

In millions	Total Amounts	2014	2015	2016	2017	2018
Operating lease obligations	$ 73	$22	$20	$13	$10	$ 8
Sublease rentals	(11)	(3)	(3)	(3)	(2)	–
Total committed operating leases less sublease rentals	$ 62	$19	$17	$10	$ 8	$ 8

The Company's actual rental expense was $26 million, $25 million and $23 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company had no contingent rentals for these periods, but received sublease rental income of $3 million for each of the years ended December 31, 2013, 2012 and 2011.

Concentrations of Risk. The Company is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Teradata's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses were adequate at December 31, 2013 and 2012.

The Company is also potentially subject to concentrations of supplier risk. Our hardware components are assembled exclusively by Flextronics International Ltd. ("Flextronics"). Flextronics procures a wide variety of components used in the manufacturing process on our behalf. Although many of these components are available from multiple sources, Teradata utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternative processes and/or facilities to ensure continuity of supply. Given the Company's strategy to outsource its manufacturing activities to Flextronics and to source certain components from single suppliers, a disruption in production at Flextronics or at a supplier could impact the timing of customer shipments and/or Teradata's operating results.

NOTE 9: Fair Value Measurements

Fair value measurements are established utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as significant other observable inputs, such as quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company's assets and liabilities measured at fair value on a recurring basis include money market funds and foreign currency exchange contracts. A portion of the Company's excess cash reserves are held in money market funds which generate interest income based on the prevailing market rates. Money market funds are included in cash and cash equivalents in the Company's balance sheet. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. When deemed appropriate, the Company minimizes its exposure to changes in foreign currency exchange rates through the use of derivative financial instruments, specifically, forward foreign exchange contracts. The fair value of these contracts are measured at the end of each interim reporting period using observable inputs other than quoted prices, specifically market spot and forward exchange rates. As such, these derivative instruments are classified within Level 2 of the valuation hierarchy. Fair value gains for open contracts are recognized as assets and fair value losses are recognized as liabilities. The fair value derivative assets and liabilities recorded in other current assets and accrued liabilities at December 31, 2013 and 2012, were not material. Any realized gains or losses would be mitigated by corresponding gains or losses on the underlying exposures. Further information on the Company's use of forward foreign exchange contracts is included in Note 7.

The Company's assets measured at fair value on a recurring basis and subject to fair value disclosure requirements at December 31, 2013 and 2012 were as follows:

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions				
Assets				
Money market funds, December 31, 2013	**$318**	**$318**	**$–**	**$–**
Money market funds, December 31, 2012	$260	$260	$–	$–

NOTE 10: Debt

In June 2012, Teradata entered into a new five-year revolving credit agreement (the "Credit Facility"), under which the Company may borrow up to $300 million. The Credit Facility replaces a similar revolving credit agreement in the same maximum principal amount entered into by Teradata in 2007. The new Credit Facility expires June 15, 2017, at which point any remaining outstanding borrowings would be due for repayment unless extended by agreement of the parties for up to two additional one-year periods. The interest rate charged on borrowings pursuant to the Credit Facility can vary depending on the interest rate option the Company chooses to utilize and the Company's leverage ratio at the time of the borrowing. In the near term, Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). The Credit Facility is unsecured and contains certain representations and warranties, conditions, affirmative, negative and financial covenants, and events of default customary for such facilities.

As of December 31, 2013, the Company had no borrowings outstanding under the Credit Facility, leaving $300 million in additional borrowing capacity available. The Company was in compliance with all covenants at December 31, 2013.

In April 2011, Teradata obtained a senior unsecured $300 million five-year term loan. The term loan is payable in quarterly installments, commencing in June 2012, with all remaining principal due on April 5, 2016. The outstanding principal amount of the term loan agreement bears interest at a floating rate based upon a negotiated base rate or a Eurodollar rate plus in each case a margin based on the leverage ratio of the Company. As of December 31, 2013, the term loan principal outstanding was $274 million, and carried an interest rate of 1.1875% and the Company was in compliance with all covenants. Teradata's term loan is recognized on the Company's balance sheet at its unpaid principal balance, and is not subject to fair value measurement. However, given that the loan carries a variable rate, the Company estimates that the unpaid principal balance of the term loan would approximate its fair value.

Annual contractual maturities of principal on debt outstanding at December 31, 2013, are as follows:

In millions	
2014	$ 26
2015	53
2016	195
Total	$274

Interest expense on borrowings was $4 million for each of the twelve months ended December 31, 2013, 2012 and 2011.

NOTE 11: Segment, Other Supplemental Information and Concentrations

Teradata manages its business in two geographic regions, which are also the Company's operating segments: (1) the Americas region (North America and Latin America); and (2) the International region (Europe, Middle East, Africa, Asia Pacific and Japan). Management evaluates the performance of its segments based on revenue and segment margin. Corporate-related costs are fully-allocated to the segments, but for management reporting purposes assets are not allocated to the segments.

The following table presents regional segment revenue and segment gross margin for the Company for the years ended December 31:

In millions	**2013**	2012	2011
Segment revenue			
Americas [1]	**$1,633**	$1,619	$1,436
International	**1,059**	1,046	926
Total revenue	**2,692**	2,665	2,362
Segment gross margin			
Americas	**947**	967	837
International	**526**	524	456
Total gross margin	**1,473**	1,491	1,293
Selling, general and administrative expenses	**757**	728	663
Research and development expenses	**184**	183	174
Total income from operations	**532**	580	456
Other (expense) income, net	**(24)**	(2)	25
Income before income taxes	**$ 508**	$ 578	$ 481

[1] The Americas region includes revenue from the United States of $1,511 million in 2013, $1,478 million in 2012 and $1,315 million in 2011.

The following table presents revenue by product and services revenue for the Company for the years ended December 31:

In millions	**2013**	2012	2011
Products (software and hardware)[1]	**$1,230**	$1,297	$1,122
Consulting services	**818**	776	695
Maintenance services	**644**	592	545
Total services	**1,462**	1,368	1,240
Total revenue	**$2,692**	$2,665	$2,362

[1] Our analytic database software and hardware products are often sold and delivered together in the form of a "node" of capacity as an integrated technology solution. Accordingly, it is impracticable to provide the breakdown of revenue from various types of software and hardware products.

The following table presents property and equipment by geographic area at December 31:

In millions	**2013**	2012
United States	**$131**	$121
Americas (excluding United States)	**3**	3
International	**27**	26
Property and equipment, net	**$161**	$150

Concentrations. No single customer accounts for more than 10% of the Company's revenue. As of December 31, 2013, the Company is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on the Company's operations. The Company also has no concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

NOTE 12: Business Combinations

During 2013, the Company completed immaterial business acquisitions and other equity investment activities, accounted for under the cost method.

During 2012, the Company completed the all-cash acquisition of 100 percent of the equity of eCircle, a leading full service digital marketing provider in Europe, an immaterial business acquisition and other equity investment activities.

In January 2011, Teradata completed its acquisition of 100 percent of the stock of Aprimo, Inc. ("Aprimo"). Aprimo was a global provider of cloud-based integrated marketing management software solutions. The Aprimo organization now supports Teradata's applications strategy, including development, marketing, sales and services.

In April 2011, Teradata completed its acquisition of all remaining equity of Aster Data. Prior to the acquisition Teradata held an 11.2% equity interest in Aster Data. Aster Data was a market leader in advanced analytics and the management of diverse, multi-structured data. The combination of Teradata and Aster Data technologies enables businesses to perform better analytics on large sets of multi-structured data, also known as "big data analytics."

Other Activity. In 2013, the Company recognized a net loss of $22 million on equity investments arising from an impairment of carrying value, partially offset by a gain on sale. In 2011, the Company sold an equity investment and recognized a net gain of $17 million on the transaction. In addition, the Company recorded a gain in 2011 for $11 million related to its existing equity interest in Aster Data. The gains and losses for these transactions were recorded in other income and (expense) in the Consolidated Statements of Income.

NOTE 13: Accumulated Other Comprehensive Income

The following table provides information on changes in accumulated other comprehensive income ("AOCI"), net of tax, for the three years ended December 31:

In millions	Defined benefit plans	Foreign currency translation adjustments	Total AOCI
Balance as of December 31, 2010	$(19)	$ 31	$12
Other comprehensive income (loss) before reclassifications	6	(6)	–
Amounts reclassified from AOCI	4	–	4
Net other comprehensive income (loss)	10	(6)	4
Balance as of December 31, 2011	(9)	25	16
Other comprehensive income before reclassifications	2	9	11
Amounts reclassified from AOCI	2	–	2
Net other comprehensive income	4	9	13
Balance as of December 31, 2012	(5)	34	29
Other comprehensive income before reclassifications	–	2	2
Amounts reclassified from AOCI	2	–	2
Net other comprehensive income	2	2	4
Balance as of December 31, 2013	$ (3)	$ 36	$33

The following table presents the impact and respective location of AOCI reclassifications in the Consolidated Statements of Income for the years ended December 31:

AOCI Component	Location	2013	2012	2011
In millions				
Defined benefit plans	Cost of services	**$ 2**	$1	$2
Defined benefit plans	Selling, general and administrative expenses	**1**	-	-
Defined benefit plans	Research and development expenses	**(1)**	1	2
Defined benefit plans	Net income	**$ 2**	$2	$4

Further information on the Company's defined benefit plans is included in Note 6.

NOTE 14: Quarterly Information (unaudited)

	First	Second	Third	Fourth
In millions, except per share amounts				
2013				
Total revenues	**$ 587**	**$ 670**	**$ 666**	**$ 769**
Gross margin	**$ 305**	**$ 379**	**$ 358**	**$ 431**
Operating income	**$ 76**	**$ 147**	**$ 132**	**$ 177**
Net income	**$ 59**	**$ 108**	**$ 98**	**$ 112**
Net income per share:				
Basic	**$0.36**	**$0.66**	**$0.60**	**$0.69**
Diluted	**$0.35**	**$0.65**	**$0.59**	**$0.68**
2012				
Total revenues	$ 613	$ 665	$ 647	$ 740
Gross margin	$ 338	$ 382	$ 361	$ 410
Operating income	$ 127	$ 160	$ 143	$ 150
Net income	$ 91	$ 112	$ 104	$ 112
Net income per share:				
Basic	$0.54	$0.66	$0.62	$0.67
Diluted	$0.53	$0.65	$0.60	$0.66

COMMON STOCK INFORMATION

Teradata common stock trades on the New York Stock Exchange under the symbol "TDC." There were approximately 73,000 registered holders of Teradata common stock as of February 7, 2014. The following table presents the high and low closing per share prices of Teradata common stock traded on the New York Stock Exchange during the calendar quarter indicated.

Common Stock Closing Market Price	High	Low
2013		
Fourth quarter	**$55.37**	**$39.52**
Third quarter	**$64.77**	**$50.02**
Second quarter	**$58.24**	**$48.34**
First quarter	**$69.34**	**$56.28**
2012		
Fourth quarter	$76.06	$57.94
Third quarter	$80.62	$62.79
Second quarter	$77.14	$64.64
First quarter	$69.38	$47.37

Teradata has not paid cash dividends and does not anticipate the payment of cash dividends to shareholders of Teradata common stock in the immediate future. The declaration of dividends in the future would be subject to the discretion of Teradata's Board of Directors.

TOTAL RETURN TO SHAREHOLDERS

The following graph compares the relative performance of Teradata stock with the cumulative total return of certain Standard & Poor's ("S&P") indices from December 31, 2008 through December 31, 2013, assuming an initial investment of $100 and the reinvestment of dividends, if any. The comparisons are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock.



Total Return
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
Years Ending
Teradata Corporation
S&P 500 Index
S&P Information Technology Index

Company/Index	2008	2009	2010	2011	2012	2013
Teradata Corporation	$100	$212	$278	$327	$417	$307
S&P 500 Index	$100	$126	$146	$149	$172	$228
S&P Information Technology Index	$100	$162	$178	$183	$210	$269

SELECTED FINANCIAL DATA

In millions, except per share and employee amounts

For the Year Ended December 31	2013[1]	2012[2]	2011[3]	2010	2009
Revenue	**$ 2,692**	$ 2,665	$2,362	$1,936	$1,709
Income from operations	**$ 532**	$ 580	$ 456	$ 415	$ 338
Other (expense) income, net	**$ (24)**	$ (2)	$ 25	$ (1)	$ (4)
Income tax expense	**$ 131**	$ 159	$ 128	$ 113	$ 80
Net income	**$ 377**	$ 419	$ 353	$ 301	$ 254
Net income per common share					
Basic	**$ 2.31**	$ 2.49	$ 2.10	$ 1.80	$ 1.48
Diluted	**$ 2.27**	$ 2.44	$ 2.05	$ 1.77	$ 1.46

At December 31	2013	2012	2011	2010	2009
Total assets	**$ 3,096**	$ 3,066	$2,616	$1,883	$1,569
Debt	**$ 274**	$ 289	$ 300	$ –	$ –
Total stockholders' equity	**$ 1,857**	$ 1,779	$1,494	$1,189	$ 910
Cash dividends	**$ –**	$ –	$ –	$ –	$ –
Number of employees	**10,800**	10,200	8,600	7,400	6,600

(1) Includes $17 million for acquisition-related transaction, integration and reorganization costs and expenses, and $43 million for amortization of acquired intangible assets, $22 million for expenses related to a net loss on equity investments, with a cumulative offsetting tax impact of $33 million.

(2) Includes $17 million for acquisition-related transaction, integration and reorganization costs and expenses, and $36 million for amortization of acquired intangible assets, with a cumulative offsetting tax impact of $17 million.

(3) Includes $25 million for acquisition-related transaction, integration and reorganization costs and expenses, and $24 million for amortization of acquired intangible assets, offset by a $28 million gain on equity investments due to purchase and sale transactions, with a cumulative offsetting tax impact of $8 million.

CORPORATE INFORMATION

Annual Meeting of Stockholders

Stockholders are invited to attend Teradata's Annual Meeting of Stockholders at 8 a.m. on Tuesday, April 29, 2014, to be held at the:

Terry Executive Education Center
3475 Lenox Road NE
Atlanta, GA 30326

Stockholder Account Inquiries

Information regarding "registered" stockholder accounts is available from Teradata's stock transfer agent, Computershare Shareholder Services, at www.computershare.com/investor or by contacting:

Teradata Corporation
c/o Computershare Shareholder Services
P.O. Box 30170
College Station, TX 77842-3176

E-mail: https://www-us.computershare.com/investor/Contact

Phone: 888-730-8825 (U.S.)
781-575-4592 (International)

TDD for the hearing impaired:
800-952-9245 (U.S.)
781-575-4592 (International)

Company Information

Information regarding Teradata's filings with the U.S. Securities and Exchange Commission ("SEC"), annual report on Form 10-K, quarterly reports, and other financial information can be accessed at www.teradata.com/investor, or obtained without charge by contacting:

Teradata Investor Relations
10000 Innovation Drive
Dayton, OH 45342
Phone: 937-242-4878
E-mail: investor.relations@teradata.com

CEO and CFO Certifications

In 2013, the company's CEO provided the New York Stock Exchange ("NYSE") with the annual CEO certification regarding Teradata's compliance with the NYSE's corporate governance listing standards. In addition, the company's CEO and CFO filed with the SEC all required certifications regarding the quality of Teradata's public disclosures in its fiscal 2013 periodic reports.

Leadership

Michael F. Koehler
President and Chief Executive Officer

Rocky J. Blanton
Executive Vice President, Americas

Stephen A. Brobst
Chief Technology Officer

Saundra D. Davis
Chief Human Resource Officer

Robert E. Fair, Jr.
Executive Vice President and Chief Marketing and Information Officer

Scott E. Gnau
Executive Vice President,
Teradata Labs

Daniel L. Harrington
Executive Vice President,
Global Consulting and Support Services

Bruce A. Langos
Chief Operations Officer

Darryl D. McDonald
Executive Vice President, Applications

Laura K. Nyquist
General Counsel and Secretary

Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

Hermann Wimmer
Executive Vice President, International

Board of Directors

James M. Ringler
Chairman of the Board
Teradata Corporation

Edward P. Boykin
Retired President and Chief Operating Officer
Computer Sciences Corporation

Nancy E. Cooper
Retired Executive Vice President and
Chief Financial Officer
CA Technologies

Cary T. Fu
Chairman Emeritus
Benchmark Electronics, Inc.

David E. Kepler
Executive Vice President,
Chief Sustainability Officer, and
Chief Information Officer
The Dow Chemical Company

Michael F. Koehler
President and Chief Executive Officer
Teradata Corporation

Victor L. Lund
Former Non-Executive Chairman of the Board
DemandTec, Inc.

John G. Schwarz
Founder and Chief Executive Officer
Visier Inc.

William S. Stavropoulos
Chairman Emeritus
The Dow Chemical Company

TERADATA®

TERADATA CORPORATION

10000 Innovation Drive
Dayton, OH 45342
www.teradata.com

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